FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EARNINGS BOOSTED BY HIGHER PRODUCTION
AND GOLD PRICE
JOHANNESBURG. 7 May 2009
, Gold Fields Limited (NYSE & JSE: GFI) today announced
headline earnings for the March 2009 quarter of R1,512 million, compared with headline earnings of R484 million and R1,246 million for the December 2008 and the March 2008 quarters respectively. In US dollar terms headline earnings for the March 2009 quarter were US$163 million, compared with earnings of US$55 million and US$176 million for the December 2008 and the March 2008 quarters respectively.
March 2009 quarter salient features:

Attributable gold production increased 4 per cent to 871,000 ounces;

Operating profit increased 55 per cent to R4.0 billion;

Total cash costs decreased 2 per cent from R153,893 per kilogram (US$487 per ounce) to
R150,301 per kilogram (US$471 per ounce);

Notional cash expenditure decreased 13 per cent from R244,210 per kilogram (US$774 per ounce) to R213,403 per kilogram (US$668 per ounce);

Mvela Gold subscribed for 15 per cent of GFI Mining South Africa (Pty) Limited (GFIMSA) and exercised its right to use the GFIMSA shares to subscribe for 50 million new ordinary shares in
Gold Fields Limited;

Net debt decreased from R9.4 billion (US$970 million) to R7.7 billion (US$810 million);

Liquidity improved by cost effective refinancing package.
Statement by Nick Holland,
Chief Executive Officer of Gold Fields:
“During the quarter under review we remained
focused on our strategy of turning Gold Fields
around, with a particular emphasis on achieving a
step change in our safety performance; whilst at
the same time increasing the production base and
maintaining rigorous cost control aimed at
improving the generation of free cash flow.

We regret to report five fatalities during the quarter.
However, the safety performance of the Group
continued to show an improving trend and F2009
thus far is our best safety year ever. With only two
months of the financial year remaining at the time
of writing this report, our fatalities for the year
stand at 13 compared to 47 during the prior
financial year, with all other metrics showing
significant improvements.

The positive impact of the improvement in safety is
felt throughout the Group and reflects in the
improved morale of our people.

We remain committed to eliminating all serious and
fatal accidents on all of our mines, as well as to our
guiding principle of: “we will not mine if we cannot
mine safely”.

Despite a very challenging March quarter,
including the Christmas break in South Africa, Gold
Fields remains on a positive trajectory with
production increasing by 4 per cent in the quarter,
and eight of our nine mines showing improvements
in production.

This follows an overall increase of 5 per cent in
quarter two, bringing our total production increase
for the last two quarters to 10 per cent from the low
point experienced in the September 2008 quarter.
We anticipate a further increase of a similar size in
the next quarter.

During the quarter under review, increased
production at similar costs resulted in an improved
operating margin of 47 per cent, and positive cash
flow generation, which is a key component of our
strategy of realising value for shareholders.

Our operational performance for the quarter was
negatively impacted by a poor quarter at Beatrix
and commissioning problems with the newly
expanded CIL plant at Tarkwa. By the end of the
quarter many of the issues impacting the
performance of both mines had been addressed
and significant improvements are expected at both
mines in the June quarter, which should bode well
for the overall performance of the Group.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR77.37 – ZAR123.50
- at end March 2009
704,237,969
Average Volume - Quarter         3,244,318 shares / day
- average for the quarter
669,602,482
NYSE – (GFI)
Free Float
100%
Range - Quarter
US$7.94 – US$12.47
ADR Ratio
1:1
Average Volume - Quarter
9,350,542 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1 I GOLD FIELDS RESULTS Q3F2009
Health and safety
We regret to report that there were 5 fatal injuries recorded for the quarter at the
South African operations. Substantial progress has been made during the quarter to show an improvement in all the key safety indices. The fatal injury frequency rate improved from 0.15 to 0.11 during the quarter. An improvement in the lost day injury frequency rate of 4.92 to 4.78 was achieved and the serious injury frequency rate reduced from 2.69 to 2.65. The year to date fatal injury frequency rate has improved from 0.23 in the previous year to 0.09 in the current year, the lost day injury frequency rate has improved from 8.06 to 4.12 and the serious injury frequency rate has improved from 4.32 to 2.50.

To maintain the recent gains achieved in the safety performance on the operations, an initiative entitled “Safe production management” will be rolled out in the new quarter to address safety systems, leadership behavior and communication. The Gold Fields Group remains committed to zero fatalities, serious and lost day injuries and no disabling health incidents.

Financial review
Quarter ended 31 March 2009 compared with
quarter ended 31 December 2008
Revenue
Attributable gold production for the March 2009 quarter amounted to 871,000 ounces compared with 839,000 ounces in the December quarter, an increase of
4 per cent. Production at the South African operations increased by 3 per cent from 501,000 ounces to 517,000 ounces. Attributable gold production at the international operations increased by 5 per cent from 338,000 ounces to 354,000 ounces.

At the South African operations the increase in gold production in the March quarter was directly attributable to an increase in tonnage at Driefontein and
South Deep and an improved grade at Kloof. This increase was achieved despite the Christmas break which had the usual impact on all of the South
African operations. At Driefontein gold production increased by 10 per cent quarter on quarter due to increased underground tons and a drawdown of low grade underground stockpiles. Gold production at Kloof increased by 15 per cent compared with the December quarter due to clean-up of high grade backlog accumulations. At Beatrix gold production decreased by 25 per cent. This very poor quarter at Beatrix was impacted by lower mining volumes associated with limited flexibility and a lower yield, which was impacted by lower than expected mining quality factors.

At the international operations managed gold production at Tarkwa increased by
9 per cent due to the commissioning of the CIL plant expansion. At Damang, gold production increased by 4 per cent due to an increase in volumes processed as a result of improved blast fragmentation and improved plant availability. Gold production from Australia was 3 per cent higher than the previous quarter.
Agnew increased by 10 per cent due to increased volumes from underground.
Cerro Corona produced 61,400 equivalent ounces and sold 65,300 equivalent ounces, which is similar to the December quarter.

The average quarterly US dollar gold price achieved increased 14 per cent from
US$792 per ounce in the December quarter to US$906 per ounce in the March quarter. The average rand/US dollar exchange rate of R9.93 was marginally weaker than the R9.82 achieved in the December quarter. As a result of the above factors the rand gold price strengthened from R250,058 per kilogram to
R289,095 per kilogram, a 16 per cent increase. The Australian dollar gold price increased from A$1,199 per ounce to A$1,378 per ounce as the US dollar strengthened against the Australian dollar from 0.68 in the December quarter to
0.66 in the March quarter, allied with the increase in the US dollar gold price.

The increase in the rand gold price achieved, together with the increase in production, resulted in revenue of R8,510 million (US$869 million), an increase of
20 per cent compared with the R7,074 million (US$718 million) achieved in the
December quarter.
Operating costs
Operating costs increased by less than 1 per cent despite a 4 per cent increase in production, from R4,542 million (US$453 million) in the December quarter to
R4,567 million (US$457 million) in the March quarter. Total cash cost decreased by 2 per cent from R153,893 per kilogram (US$487 per ounce) in the December quarter to R150,301 per kilogram (US$471 per ounce) in the March quarter.

At the South African operations, operating costs increased marginally from
R2,430 million (US$239 million) to R2,434 million (US$243 million). This
SOUTH AFRICAN RAND
Salient features
UNITED STATES DOLLARS
Nine months to
Quarter
Quarter
Nine months to
March
2008
March
2009
March
2008
December
2008
March
2009
March
2009
December
2008
March
2008
March
2009
March
2008
86,258
78,015
25,736       26,093
27,105   kg Gold
produced* oz (000)
871
839          827          2,508
2,773
106,902
152,500
122,920     153,893
150,301   R/kg
Total cash cost $/oz
471
487          513             518
468
177,464
227,745
201,181     244,210
213,403   R/kg
Notional cash expenditure $/oz
668
774          843             773
776
37,356
39,326
12,376       13,350
13,278   000                 Tons milled                    000
13,278
13,350      12,376        39,326
37,356
180,270
253,567
220,612     250,058
289,095   R/kg                  Revenue                    $/oz
906
792          921             861
789
271
339
283           340
344   R/ton                    Operating
costs $/ton
35
35           38               37
38
6,320
8,126
2,566        2,566
3,986   Rm                      Operating
profit $m
416
268         347              887
886
38
38
42             36
47   %                  Operating margin               %
47
36           42               38
38
3,615
1,829
1,248           483
1,307   Rm
Net earnings
$m
140
54         167              200
508
554
275
191             74
195   SA c.p.s.
US c.p.s.
21
8           26               30
78
2,112
2,035
1,246           484
1,512   Rm
Headline earnings
$m
163
55          176             222
301
324
305
191             74
225   SA c.p.s.
US c.p.s.
24
8            27              33
46
1,996
2,032
1,001           542
1,369   Rm
Net earnings excluding
gains and losses on
foreign exchange, financial
instruments, exceptional
items and share of
profit/(loss) of associates
after taxation
$m
146
60          137             222
281
306
305
153             83
204   SA c.p.s.
US c.p.s.
21
10            21              33
43
* Attributable – All companies wholly owned except for Ghana (71.1%) and Cerro Corona (80.7%).
Forward Looking Statements

Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and
Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations;
inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety reasons; and the impact of the AIDS crisis in
South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

GOLD FIELDS RESULTS Q3F2009 I 2
increase was mainly due to overtime on maintenance work done during the
Christmas break and the annual senior official salary increases. Total cash cost at the South African operations decreased by 4 per cent from R148,944 per kilogram (US$472 per ounce) to R143,340 per kilogram (US$449 per ounce).

At the international operations, including gold-in-process movements, operating costs in the March quarter were similar to the December quarter at US$210 million. Most operations reflected a decrease in costs quarter on quarter in local currencies, and only Cerro Corona had a significant increase which was in line with its increased mining and processing volumes. Total cash cost at the international operations decreased by 2 per cent from US$507 per ounce in the
December quarter to US$497 per ounce in the March quarter.
Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs plus capital expenditure, and is reported on a per kilogram and per ounce basis – refer the detailed table on page 21 of this report. The objective is to provide the all-in costs for the
Group, and for each operation. The NCE per ounce is an important measure, as it determines how much free cash flow is generated in order to pay taxation, interest, exploration and dividends.

The NCE for the Group for the March quarter amounted to R213,403 per kilogram (US$668 per ounce) compared with R244,210 per kilogram (US$774 per ounce) in the December quarter. NCE for the December quarter includes project expenditure at Cerro Corona and Tarkwa.

At the South African operations the NCE decreased from R214,277 per kilogram
(US$679 per ounce) in the December quarter to R206,570 per kilogram (US$647 per ounce) in the March quarter. At the international operations the NCE decreased quarter on quarter from US$891 per ounce to US$694 per ounce.
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 55 per cent increase in operating profit from
R2,566 million (US$268 million) to R3,986 million (US$416 million). The Group operating margin was 47 per cent compared with 36 per cent in the December quarter. The margin at the South African operations increased from 39 per cent to 48 per cent, while the margin at the international operations increased from 33 per cent to 46 per cent.
Amortisation
Amortisation increased from R1,033 million (US$104 million) in the December quarter to R1,141 million (US$115 million) in the March quarter. At the South
African operations amortisation increased from R480 million (US$48 million) to
R521 million (US$52 million) in line with the increased production at Driefontein,
Kloof and South Deep. At the international operations amortisation increased from R515 million (US$53 million) to R583 million (US$59 million). This was mainly due to the increase at Cerro Corona, due to the increased production, as well as the increase at Tarkwa due to increased production and amortization of the new CIL plant.
Other
Net interest paid at R164 million (US$17 million) was similar to the December quarter. In the March quarter interest paid of R260 million (US$27 million) was partly offset by interest received of R79 million (US$8 million) and interest capitalised of R17 million (US$2 million). This compares with interest paid of
R240 million (US$24 million) partly offset by interest received of R46 million
(US$5 million) and interest capitalised of R30 million (US$3 million) in the
December quarter.

The share of profit of associates after taxation of R21 million (US$3 million) in the
March quarter compares with the share of losses of R47 million (US$4 million) in the December quarter. This improvement relates largely to equity accounted gains incurred at Rand Refinery compared with equity accounted losses at
Rusoro in the December quarter. The gain on foreign exchange of R129 million
(US$14 million) in the March quarter compares with a gain of R46 million (US$5 million) in the December quarter. The gain in the March quarter relates to exchange gains on the repayment of Australian dollar intercompany loans. The gain in the December quarter was mainly due to an exchange gain on the dollar proceeds received in respect of the South Deep fire insurance claim and an unrealised gain from translating the offshore insurance captive into its functional currency.

The loss on financial instruments decreased from R66 million (US$7 million) in the December quarter to R5 million (US$nil million) in the March quarter. The loss in the March quarter was due to marked to market losses on the balance of the diesel hedges in Ghana and Australia. The loss in the December quarter was mainly due to the marked to market losses on diesel hedges in Ghana and
Australia, which amounted to R52 million (US$5 million) and R17 million (US$2 million) respectively.

Share based payments amounted to R95 million (US$10 million) in the March quarter, which was similar to the December quarter.
Other costs decreased from R52 million (US$6 million) in the December quarter to R41 million (US$4 million) in the March quarter.
Exploration
Exploration expenditure was in line with the December quarter at R134 million
(US$14 million). Refer to the Exploration and Corporate Development section for more detail.
Exceptional items
The exceptional loss in the March quarter amounted to R203 million (US$23 million) which was mainly due to a loss on the exchange of Orezone shares for
IAMGold shares as a result of the conclusion of a takeover offer for Orezone.
The loss of R5 million (US$2 million) in the December quarter included both finalisation of restructuring costs and a fire insurance claim at South Deep.
Taxation
Taxation for the quarter amounted to R943 million (US$99 million) compared with
R496 million (US$53 million) in the December quarter, in line with the increase in operating profit. The tax expense includes normal and deferred taxation at all operations, together with government royalties at the international operations.
Earnings
Net profit attributable to ordinary shareholders amounted to R1,307 million
(US$140 million) or 195 SA cents per share (US$0.21 per share), compared with
R483 million (US$54 million) or 74 SA cents per share (US$0.08 per share) in the
December quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments, the sale of investments and discontinued operations, amounted to
R1,512 million (US$163 million) or 225 SA cents per share (US$0.24 per share), compared with earnings of R484 million (US$55 million) or 74 SA cents per share
(US$0.08 per share) in the December quarter.

Earnings excluding exceptional items as well as net gains and losses on foreign exchange, financial instruments and profit/(losses) of associates after taxation amounted to R1,369 million (US$146 million) or 204 SA cents per share
(US$0.21 per share), compared with earnings of R542 million (US$60 million) or
83 SA cents per share (US$0.10 per share) reported in the December quarter.
Cash flow
The cash inflow from operating activities for the quarter amounted to R2,947 million (US$328 million), compared with a cash inflow of R1,787 million (US$186 million) in the December quarter. This quarter on quarter increase of R1,160 million (US$142 million) was due to the increase in profit before tax and exceptional items of R1,536 million (US$161 million) reflecting the higher gold price and increased production. This was partly offset by an increase in taxation paid of R313 million (US$157 million) mainly due to the half yearly tax payments in South Africa.

Capital expenditure decreased from R2,345 million (US$239 million) in the
December quarter to R1,701 million (US$166 million) in the March quarter. This decrease was mainly due to completion of the project phase of the Cerro Corona project and the completion of the CIL expansion in Tarkwa in the December quarter.

At the South African operations capital expenditure decreased from R907 million
(US$91 million) in the December quarter to R889 million (US$90 million) in the
March quarter. Expenditure on Ore Reserve Development (ORD) at Driefontein,
Kloof and Beatrix accounted for R119 million (US$12 million), R120 million
(US$12 million) and R72 million (US$7 million) respectively.

At the international operations capital expenditure decreased from R1,430 million
(US$147 million) to R800 million (US$76 million). This was mainly due to a decrease in capital expenditure of R308 million (US$37 million) at Cerro Corona as the project phase was completed. In Ghana, expenditure at Tarkwa decreased by R277 million (US$28 million) mainly due to the completion of the
CIL expansion. In Australia, at St Ives, capital expenditure decreased by R47 million (A$7 million) due to the completion of the project phase of the Cave Rocks underground mine, which reached full production in the month of December and the completion of the capital waste of the Grinder open pit during the December quarter.

Net cash inflow from financing activities in the March quarter amounted to R94 million (US$12 million). Loans received in the March quarter amounted to R4.9 billion (US$497 million), mainly due to drawdowns on the facility to repay the
Mvela loan and to advance funds to Cerro Corona and Tarkwa. Loans repaid amounted to R5.0 billion (US$498 million), mainly made up of a repayment of the above mentioned facility as well as some of the South African loans..

In addition, an outside shareholder’s loan was received from IAMGold being their share of loans advanced to Tarkwa.

To give effect to the maturity of the Mvela transaction, a series of cash flows were effected during the quarter as follows: Gold Fields fully drew down on its

3 I GOLD FIELDS RESULTS Q3F2009
credit facility in order to repay the Mvela loan of R4.1 billion. Mvela then used the proceeds from the loan repayment to subscribe for its 15 per cent interest in
GFIMSA by paying R4.1 billion to GFIMSA. The proceeds from Mvela were then used to fully settle the abovementioned credit facility. Immediately upon receipt of the GFIMSA shares, Mvela Gold exercised its right to use the GFIMSA shares to subscribe for 50 million new ordinary shares in Gold Fields.

Net cash inflow for the quarter was R1,396 million (US$180 million) compared with a net cash outflow of R895 million (US$92 million) in the December quarter.
After accounting for a positive translation adjustment of R88 million (negative translation adjustment in dollar terms of US$24 million), the cash balance at the end of March was R2,537 million (US$265 million). The cash balance at the end of December was R1,054 million (US$109 million) a net increase of R1.5 billion
(US$156 million) for the quarter.
Balance sheet (Investment and net debt)
Investments increased from R4,360 million (US$452 million) at 31 December
2008 to R5,107 million (US$534 million) at 31 March 2009. This increase was mainly due to marked to market gains on the Gold Fields share portfolio. These marked to market gains have been accounted for in equity.

Net debt (long-term loans plus current portion of long-term loans less cash and deposits) has decreased from R9,354 million (US$970 million) at 31 December
2008 to R7,748 million (US$810 million) at 31 March 2009. This decrease in total debt is as a result of the increase in cash and deposits of approximately R1.5 billion arising from an increase in operational profit and lower capital expenditure.

In March Standard and Poor’s Ratings Services (“S&P”) assigned Gold Fields an investment grade credit rating of ‘BBB-/ A-3‘ long-term and short-term global scale credit rating and ‘zaA/zaA-1’ long-term and short-term South Africa national scale credit rating. The outlook is stable.

Subsequent to quarter end on 8 April 2009, Gold Fields utilised this credit rating to access the local commercial paper market and successfully raised R568 million. The company raised R90 million with a three-month maturity at a spread of 70 basis points (bps) over 3-month JIBAR and R478 million with a six-month maturity at a spread of 100 bps over 3-month JIBAR. The proceeds will be utilised to partially refinance the R1 billion debt facility maturing in May. The company’s intention was to take advantage of the liquidity and pricing in the short-term as well as diversify sources of funding. The remainder of the maturing debt will be funded through bank debt.

Over and above the commercial paper issuance, Gold Fields has secured two additional bank facilities in the form of a R1.5 billion 5-year revolving credit facility and a US$311 million syndicated a 2 year revolving credit facility. The dollar denominated revolving credit facility bears interest at a margin of 275bps over
LIBOR. The rand denominated revolving credit facility bears interest at a margin of 295bps over JIBAR.

This refinancing strategy improves the debt maturity profile and provides flexibility in terms of access to funding. Our intention however, remains to reduce debt over the next 18 months. A debt maturity ladder is included on page 15.

Detailed and operational review
South African operations
Cost and revenue optimisation initiatives
During financial 2008, the South African operations reviewed the suite of projects under Project 500 and identified the following for implementation over the next two to three years.
Project 1M
Project 1M is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by an additional one metre per month to an average of at least eight metres per month by the end of financial year 2010.

This should be achieved through the following key improvement initiatives:
 drilling and blasting practices;
 cleaning and sweeping practices;
 mining cycle and training;
 Improved pay face availability.

The planned increase in face advance targets will improve underground production, which will reflect in improved labour efficiencies, lower unit mining costs and improved revenue. Although an improvement in safety is clearly visible, improvement in quality volumes remains a challenge.
Project 2M
Project 2M is a technology initiative aimed at mechanizing all flat-end development (i.e. development on the horizontal plane) at the long-life shafts of
Driefontein, Kloof and Beatrix by the end of financial 2010. South Deep is excluded as it is a fully mechanized mine. The aim of the project is to improve safety, productivity and increase reserve flexibility. It targets a mechanization rate of 43 per cent of flat-end development in financial year 2009, reaching 100 per cent by 30 June 2010.

During the March quarter, 39 per cent 34of flat-end development was achieved with mechanised equipment. Unit cost, equipment efficiency and labour productivity are improving as teams are gaining more confidence and experience with the mechanised equipment. Safety improvements to date are very encouraging.
Project 3M
Project 3M is a suite of projects focused on reducing energy and utilities consumption, work place absenteeism and surface (“above-ground”) costs, including supply chain.

The energy and utilities projects, comprising power, diesel and the related consumption of air and water, targets savings of R130 million per annum at current tariff levels by the end of financial year 2010. This is to be achieved by way of a 10 per cent reduction in power consumption and a 20 per cent reduction in diesel; R70 million in financial 2009 and R60 million in financial year 2010.
These savings are against the baseline consumption for the financial year 2008 and driven by various initiatives.

Financial year to date savings amount to R56 million if compared with the same period in financial 2008. The average power consumed for the quarter was 543.7
Megawatts, compared with an Eskom base line of 600.1 Megawatts. Financial savings for the quarter if compared with the Eskom baseline amounts to R25 million. The average diesel consumption for the quarter was 26 per cent lower than the baseline of 2.1 million litres.

The management of work place absenteeism project (“Unavailables project”)
aims to reduce the impact on lost production and costs arising from work place absenteeism. This project aims to reduce work place absenteeism by 4 per cent by financial 2010, from the current 13 per cent. A target of 2 per cent in each of financial year 2009 and 2010 has been set. A 2 per cent reduction has been achieved in the financial year to date largely due to reduced incidences of industrial action and more diligent labour management.

The above-ground cost project aims to reduce surface costs by at least R100 million per annum. Various initiatives are in place.

Projects which reduced above ground cost were the following:
 Shared services – saving for the quarter was R10 million (year to date: R28 million). This saving was realised by optimization of process, labour, discounts received and inventory.
 Training expenditure – a much more focused strategy to service our core business is in the process of being developed. Benefits of this re-aligned strategy will be realised in financial year 2010.
 Hospital services – saving for the quarter was R1 million (year to date: R3 million). This saving was realised by optimization of process.

On the supply chain side the impact of the global economic crisis effectively stopped the rampant inflation recently experienced over various input commodities, with decreases in amongst others copper, steel, fuel, explosives, despite the weakening of the rand. The deflationary trend should continue over the next quarter.

During the March quarter approximately R20 million strategic sourcing, procurement and repairs/maintenance price and consumption related savings were realised in fuel and copper rise-and-fall price reductions. Price reductions were also negotiated across various steel, coal, chemical and explosive products.

Part of the price related claw-back savings realised during the March quarter were off-set by exchange rate fluctuations on grinding balls and inflationary price increases in areas such as cement, lime, food and beverages (catering menu improvements) and other services related labour rates. The decline in the procurement basket as measured against the highs in the latter half of 2008 amount to approximately 6 per cent in Australia and South Africa, 2 per cent in
Peru and over 10 per cent in Ghana. Most of these benefits have been realised during the March quarter.
Project 4M
Project 4M initiative focuses on the Mine Health and Safety Council (MHSC)
milestones agreed to on 15 June 2003. A tripartite health and safety summit comprising representatives from Government, organised Labour Unions and
Associations and Mining employer groupings of 22 mining companies represents the South African mining sector in its commitment to a policy of “zero” harm to workers. The focus is on achieving occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry.

A business objective was set to try and ensure that the South African operations comply with the ten-year milestones. As a result, various initiatives are in the process of being implemented by our operations. The initiatives are based on leading practices identified and researched by the Noise and Dust Task Teams

GOLD FIELDS RESULTS Q3F2009 I 4
and other mining groups. The Chamber of Mines initiated, with the assistance of the respective mining industries, the Noise and Dust Task Teams to assist the mines with research data and the development of milestone implementation strategies.
Project 5M
Uranium Project
This project, which is designed to define the economic potential of processing a selected number of Gold Fields’ South African tailings dams and underground resources for the recovery of uranium and the related by-products of gold and sulphur, has made good progress during the quarter.

Drilling of the historical tailings storage facilities (TSF’s) on the West Wits operations has been completed. Resource profiles have been developed for gold, uranium and sulphur for each of the TSF’s and a mining and reclamation strategy has been developed. A preliminary mining schedule has been finalised which takes into account physical and geographic limitations. Over the next few months the mining schedule will be optimized in parallel with the selection process for the most suitable metallurgical treatment option and in conjunction with the financial evaluation of the overall project.

The resource model for the TSFs has been completed. Following internal review the model will be reviewed externally with a SAMREC compliant resource expected to be completed by the end of this financial year.

Engineering and Projects Company is in the final stages of completing both the feasibility study for the Driefontein run of mine tailings treatment operation and the pre-feasibility study for the treatment of the historic TSF’s. Internal review is underway with an external peer review process scheduled for May 2009. Both studies should be fully complete by the end of the financial year. A detailed programme of laboratory and pilot plant test work is ongoing to assist in optimising the plant process flow diagrams and design criteria.

Metago Environmental Engineers is preparing a feasibility study level document on the new TSF required for the project. Site selection and preliminary design to accommodate deposition of 750 million tons has been completed. The preliminary design for the mining and pumping infrastructure required has also been completed. Both the mining and pumping design and the tailings storage facility design is currently being reviewed internally and will be subject to external peer review. Good progress has been made with respect to the environmental impact assessment and the permitting process. An external peer review of the environmental issues associated with the project took place in the third quarter and action plans have been formulated and are being implemented in order to address and incorporate the outcomes of the review into the respective elements of the project. All relevant government and regulatory bodies have been identified and initial engagement meetings have taken place. The various scopes of work for the technical investigations have been finalised and were submitted to the relevant authorities during April 2009.

All project activities are on schedule to ensure the company can make a decision to progress to a combined bankable level feasibility study by the end of June
2009. This study together with a full marketing analysis, scheduled to be completed by the end of calendar 2009, will allow the Board to make a decision in early 2010.
International operations
Integrated continuous improvement initiatives and
strategic sourcing / contract benefits achieved
Continued cost savings from contracted rise-and-fall mechanisms and cost optimization benefits were achieved across multiple initiatives during the March quarter. Consolidated total cost benefits of around US$10 million were achieved for the International operations for the quarter. Financial year 2009 year to date cumulative total cost benefits are approximately US$26 million.
Australia
Diesel and steel rise-and-fall price reductions continued during the March quarter and resulted in added cost reductions for Australia of around A$2 million. In addition, around A$3 million total cost benefits were achieved in areas such as surface mining improvement initiatives, ground support competitive price reductions, Kambalda private charter flight cost savings and water supply cost recovery.
Ghana
Diesel rise-and-fall price reductions in Ghana generated around US$5 million savings during the March quarter. In addition, about US$1 million benefits were achieved in areas such as lubricants, road haulage and explosives price reductions. The Tarkwa on-site explosives emulsion plant delivered benefits in the March quarter of US$7 per ton and is estimated to deliver savings of around
US$300,000 on an annual basis.
Peru
During the March quarter various teams, in areas such as integrated supply chain, logistics and concentrate distribution, focused on aligning critical supply and services to operational demand.
South African operations
Mining Royalties
The Mineral and Petroleum Resources Royalty Act. was published in the
Government Gazette No. 31635 of 24 November 2008. The implementation date of the royalty has been postponed and the royalty will now only apply in respect of gold and other minerals sold on or after 1 March 2010.

The royalty in respect of refined mineral resources (gold) is calculated by multiplying the gross sales by the percentage determined in accordance with a formula. The formula for refined minerals = 0.5 plus (earnings before interest and taxes, “EBIT”) divided by (gross sales multiplied by 12,5) calculated as a percentage. EBIT constitutes taxable mining income before assessed losses but after capital expenditure. A cap of 5 per cent has been introduced on refined minerals.

The royalty in respect of unrefined minerals resources (Uranium) is calculated by multiplying the gross sales by the percentage determined in accordance with the unrefined minerals formula. The formula for unrefined minerals = 0.5 plus
(earnings before interest and taxes, “EBIT”) divided by (gross sales multiplied by
9) calculated as a percentage. A cap of 7 per cent has been introduced on unrefined minerals.

Where unrefined minerals resources (uranium) constitutes less than 10 per cent in value of the total composite mineral resources (the total gross sales of gold and uranium combined), the royalty rate in respect of refined mineral resources
(gold) may be used for all gross sales and a separate calculation of earnings before interest and taxes for each class of minerals resource is not required.
Driefontein
March
2009
December
2008
Gold produced
- kg
6,693
6,063
-
000’ozs
215.2
194.9
Yield - underground
- g/t
7.1
7.4
- combined
- g/t
4.4
3.8
Total cash cost
- R/kg
122,680
137,886
-
US$/oz
384
437
Notional cash expenditure
- R/kg
168,729
186,459
-
US$/oz
529
591
Gold production increased by 10 per cent from 6,063 kilograms (194,900 ounces)
in the December quarter to 6,693 kilograms (215,200 ounces) in the March quarter due to increased underground volumes. Underground tonnage increased from 751,000 tons in the December quarter to 868,000 tons in the March quarter due to increased volumes from 6 shaft and the milling of 105,000 tons of lower grade Christmas stockpile made up of 6 shaft and 8 shaft material. Underground yield decreased from 7.4 grams per ton to 7.1 grams per ton. Surface tonnage decreased from 857,000 tons to 669,000 tons due to the displacement of surface material with higher grade underground material. Surface yield increased from
0.6 grams per ton in the December quarter to 0.8 grams per ton in the March quarter due to the mining mix of surface sources.

Main development increased by 73 per cent for the quarter and on-reef development increased by 54 per cent, mainly as a result of the completion of the backlog secondary support programme. The average development value decreased from 841cm.g/t in the December quarter to 791cm.g/t in the March quarter, primarily due to lower values from secondary development in prospecting areas at 2 shaft and 8 shaft. Development in higher value areas was constrained by the focus on the secondary support backlog programme.

Operating costs decreased from R877 million (US$86 million) to R868 million
(US$86 million). The decrease in operating cost is mainly attributable to an increase in capitalisation of ore reserve development associated with an increase in development. Total cash cost decreased 11 per cent from R137,886 per kilogram (US$437 per ounce) to R122,680 per kilogram (US$384 per ounce).

Operating profit increased 63 per cent from R662 million (US$68 million) in the
December quarter to R1,080 million (US$112 million) in the March quarter.

Capital expenditure increased from R254 million (US$26 million) to R262 million
(US$26 million). The increase was mainly due to increased expenditure on capitalised ore reserve development.

Notional cash expenditure decreased from R186,459 per kilogram (US$591 per ounce) to R168,729 per kilogram (US$529 per ounce) due to the increase in gold output and a decrease in operating costs partially offset by increased capital expenditure.

5 I GOLD FIELDS RESULTS Q3F2009
The estimate for the June quarter is as follows:
 Gold produced – 6,800 kilograms (218,000 ounces)
 Total cash costs* – R129,000 per kilogram (US$445 per ounce)
 Capital expenditure* – R320 million (US$36 million)
 Notional cash expenditure* – R182,000 per kilogram (US$630 per ounce)
* Based on an exchange rate of US$1 = R9.00.

The increase in the gold production estimate is mainly due to improved volumes from underground and surface at consistent values. Total cash cost is expected to increase due to anticipated increase in electricity costs. The increased capital expenditure is due to increased expenditure on the 4 shaft pillar extraction project, the tailings uranium feasibility study, the water plant project, housing upgrades and other sustaining projects.
Kloof
March
2009
December
2008
Gold produced - kg
5,406
4,717
- 000’ozs
173.8
151.7
Yield - underground - g/t
9.8
7.5
- combined - g/t
7.8
6.1
Total cash cost - R/kg
133,796
156,689
- US$/oz
419
496
Notional cash expenditure - R/kg
182,612
216,981
- US$/oz
572
687
Gold production increased by 15 per cent from 4,717 kilograms (151,700 ounces)
in the December quarter to 5,406 kilograms (173,800 ounces) in the March quarter. The increase in production was as a result of major clean-ups done during the quarter which improved the Mine Call Factor. As a result of the work stoppages due to safety and a slow start-up after the Christmas break, the underground tonnage decreased from 614,000 tons to 543,000 tons. The decrease in underground tonnage was offset by an increase in yield from 7.5 grams per ton to 9.8 grams per ton.

Total main development decreased by 23 per cent for the March quarter to 4.487 metres and on-reef development decreased by 34 per cent to 709 metres. In addition to the safety related stoppages, the development performance was also affected by crews assisting in backlog secondary support, construction and mud loading. The average development value decreased by 11 per cent to 1,698
cm.g/t in the March quarter due to a dip in grades on the Kloof Reef.

Operating costs decreased by 1 per cent from R773 million (US$76 million) in the
December quarter to R763 million (US$76 million) in the March quarter. The decrease was mainly attributable to a reduction in underground volumes, partially offset by a decrease in the capitalised Ore Reserve Development (ORD). The higher gold output resulted in a 15 per cent decrease in total cash cost from
R156,689 per kilogram (US$496 per ounce) to R133,796 per kilogram(US$419 per ounce) .

Operating profit increased from R426 million (US$44 million) in the December quarter to R794 million (US$83 million) in the March quarter due to the increase in gold production and the higher gold price.

Capital expenditure at R224 million (US$22 million) decreased by 11 per cent compared with the previous quarter’s expenditure of R251 million (US$25 million). This decrease was mainly due to the Main shaft rehabilitation programme work that was completed during December 2008 as planned.

Notional cash expenditure decreased by 16 per cent from R216,981 per kilogram
(US$687 per ounce) to R182,612 per kilogram(US$572 per ounce).

The estimate for the June quarter is as follows:
 Gold produced – 5,400 kilogram (174,000 ounces)
 Total cash cost* – R139,000 per kilogram (US$480 per ounce)
 Capital expenditure* – R255 million (US$28 million)
 Notional cash expenditure* – R193,000 per kilogram (US$665 per ounce)
* Based on an exchange rate of US$1 = R9.00

Gold production for the June quarter is estimated to be similar to the March quarter due to further curtailments of pillar mining in the Main shaft area post the fatal accidents in January and February of this year and safety stoppages as part of the “stop, fix and continue campaign”. Total cash cost per ounce should increase in the June quarter as a result of the anticipated increase in electricity costs. Capital expenditure is planned at around R255 million and includes a number of new projects, including the 69 decline, as well as delivery of new technology equipment and an increase in ORD.

Beatrix
March
2009
December
2008
Gold produced - kg
2,489
3,320
- 000’ozs
80.0
106.7
Yield                               -
g/t                                4.0
4.2
Total cash cost - R/kg
193,532
144,759
- US$/oz
606
459
Notional cash expenditure - R/kg
259,622
195,723
- US$/oz
813
620
Gold production at Beatrix decreased by 25 per cent from 3,320 kilograms
(106,700 ounces) in the December quarter to 2,489 kilograms (80,000 ounces) in the March quarter. Tons milled decreased from 798,000 tons to 629,000 tons as a result of lower volumes achieved across the three main production shafts due to limited flexibility, hoisting constraints as a result of a number of stoppages due to electronic problems with 3 shaft’s rock winder and a slow start-up after the
Christmas break. Yield decreased from 4.2 grams per ton in the December quarter to 4.0 grams per ton for the March quarter, mainly as a result of an increase in stope width and lower values mined. Unpay panels have been stopped and grades are expected to improve.

Development volumes showed a 10 per cent quarter on quarter reduction due to a strong focus on safety that included cleaning of haulages, removing mud accumulations and bringing construction work up to date. Total main development decreased from 8,054 metres to 7,251 metres, main on-reef development decreased from 1,808 metres to 1,765 metres and main off-reef metres decreased from 5,261 metres to 4,414 metres. The decrease in development values and metres is due to a slow start up post the Christmas break and bringing equipping of development ends up to standard, together with the cover drilling programme being behind schedule, hoisting constraint at 3 shaft, electricity interruptions and delays due to smectite, water and methane intersections. The main on-reef development returned values of 819 cmg/t for the quarter, compared with 1,104 cmg/t for the December quarter. Values are in line with the forecast as per the mining schedule.

Operating costs increased from R503 million (US$50 million) in the December quarter to R508 million (US$51 million) in the March quarter. The increase in costs was mainly due to increased maintenance overtime worked over the
Christmas break, partially offset by lower bonuses due to the lower production.
Total cash cost increased by 34 per cent from R144,759 per kilogram (US$459 per ounce) in the December quarter to R193,532 per kilogram in the March quarter (US$606 per ounce).

Operating profit decreased by 39 per cent from R349 million (US$37 million) in the December quarter to R213 million (US$21 million) in the March quarter.

Capital expenditure decreased by 5 per cent from R147 million (US$14 million) in the December quarter to R139 million (US$14 million) in the March quarter mainly due to lower ore reserve development.

Notional cash expenditure increased from R195,723 per kilogram (US$620 per ounce) to R259,622 per kilogram (US$813 per ounce).

The estimate for the June quarter is as follows:
 Gold produced – 2,900 kilogram (93,000 ounces)
 Total cash cost* – R176,000 per kilogram (US$610 per ounce)
 Capital expenditure* – R175 million (US$20 million)
 Notional cash expenditure* – R245,000 per kilogram (US$845 per ounce)
* Based on an exchange rate of US$1 = R9.00.

Gold production is expected to improve in the June quarter as a result of improved grades and volumes. Notional cash expenditure in the June quarter will mainly be affected by an increase in electricity costs and increased capital expenditure on drill rigs, which will be used for development and to open ore reserves, offset by the increased production.

GOLD FIELDS RESULTS Q3F2009 I 6
International operations
Ghana
Tarkwa
March
2009
December
2008
Gold produced - 000’ozs
152.2
139.3
Yield - heap leach - g/t
0.8
0.6
- CIL plant - g/t
1.3
1.4
- combined - g/t
0.9
0.8
Total cash cost - US$/oz
503
563
Notional cash expenditure - US$/oz
778
1,078
Gold production increased by 9 per cent from 139,300 ounces in the December quarter to 152,200 ounces in the March quarter as the CIL expansion commenced its build-up to full production. This build-up is proving to be slower than initially anticipated due to several commissioning problems experienced during January and February. This includes the failure of the auxiliary stockpile feed system which prevented the mill from being fed at design capacity causing major blending problems, as well as process flow problems which choked the thickners at the new plant. These problems have largely been resolved and the new plant has been operating at an average of approximately 33,000 tons milled per day from mid March, at times exceeding design capacity.

Total tons mined, including capital stripping, increased from 34.3 million tons to
35.7 million tons. Ore mined decreased from 5.7 million tons in the December quarter to 5.2 million tons in the March quarter as delays at the CIL plant resulted in a build-up at the run of mine stockpiles, necessitating a switch from ore to pre-
strip mining during the quarter. The head grade of 1.13 grams per ton decreased from last quarter’s 1.18 grams per ton as per the mine schedule. The strip ratio achieved was 5.91 against the December quarter’s 5.01.

Total feed to the heap leach sections decreased from 4.01 million tons for the
December quarter to 2.84 million tons in the March quarter. This decline is mainly due to the permanent cessation of stacking at the South heap leach pad.
Heap leach yield for the quarter increased to 0.8 grams per ton compared with
0.6 grams per ton due to the release of GIP at the South heap leach after cessation of stacking at the South heap leach and an increase in ore directed to the mill. The heap leach facilities produced 71,800 ounces, 11 per cent lower than the 81,300 ounces produced in the December quarter.

The total feed to the CIL plant was 2.37 million tons compared with 1.37 million tons in the December quarter. CIL yield was slightly lower at 1.3 grams per ton compared with 1.4 grams per ton for the December quarter. The CIL plant produced 80,400 ounces in the March quarter compared with 58,000 ounces in the December quarter.

Operating costs, including GIP movements, were US$2 million lower than the
December quarter at US$76 million (R761 million). The lower operating cost is mainly due to the impact of lower power costs associated with a weaker local currency and a reduction of fuel and explosive prices.

Operating profit at US$61 million (R594 million) in the March quarter compares with US$34 million (R351 million) in the December quarter.

Capital expenditure decreased from US$65 million (R642 million) to US$34 million (R364 million) for the quarter, with expenditure on the CIL plant (US$5 million), relocation of VRA substation (US$6 million) and pre-stripping at the
Teberebie cutback (US$17 million) being the major capital expenditure items for the quarter.

Notional cash expenditure for the quarter was US$778 per ounce, against the previous quarter’s US$1,078 per ounce, reflecting the lower capital expenditure as a result of the completion of the CIL expansion.

The estimate for the June quarter is as follows:
 Gold produced – 170,000 ounces.
 Total cash cost – US$500 per ounce.
 Capital expenditure – US$33 million.
 Notional cash expenditure – US$700 per ounce.

The estimated increase in gold production is due to increased production from the newly commissioned CIL plant expansion.

Damang
March
2009
December
2008
Gold produced - 000’ozs
52.5
50.4
Yield - g/t
1.2
1.3
Total cash cost - US$/oz
643
622
Notional cash expenditure - US$/oz
669
753
Gold production increased 4 per cent from 50,400 ounces in the December quarter to 52,500 ounces in the March quarter. This increase was mainly due to improved blast fragmentation and plant availability, which in turn increased the mill throughput from 1.2 million tons to 1.3 million tons.

Total tons mined, including capital stripping, increased by 4 per cent from 4.6 million tons in the December quarter to 4.8 million tons in the March quarter. Ore mined decreased from 1.12 million tons to 1.05 million tons and the strip ratio increased from 3.15 to 3.59 in line with the mine plan.

Operating costs, including gold-in-process movements, were similar at US$32 million. Although a decrease in power and fuel costs was realised, this was offset by mining more expensive Damang pit cutback ounces. Total cash cost increased from US$622 per ounce to US$643 per ounce reflecting the increased strip ratio.
Operating profit for the March quarter amounted to US$16 million (R152 million)
compared with US$9 million (R83 million) achieved in the December quarter.

Capital expenditure at US$4 million (R37 million) was marginally higher than the
December quarter, with the majority of this expenditure on development at Rex open pit.

Notional cash expenditure for the quarter was lower at US$669 per ounce compared with the previous quarter’s US$753 per ounce mainly as a result of higher production.

The estimate for the June quarter is as follows:
 Gold produced – 52,000 ounces
 Total cash costs – US$635 per ounce
 Capital expenditure – US$4 million
 Notional cash expenditure – US$715 per ounce
Peru
Cerro Corona
March
2009
December
2008
Gold produced - 000’oz
31.8
26.1
Copper produced - tons
8,000
6,200
Total equivalent gold produced - 000’ eq oz
61.4
61.5
Total equivalent gold sold - 000’ eq oz
65.3
65.5
Yield - gold - g/t
0.7
0.8
- copper - %
0.58
0.59
- combined - g/t
1.3
1.6
Total cash cost - US$/ eq oz
422
355
Notional cash expenditure - US$/ eq oz
762
1,201
Production of 61,400 equivalent ounces was recorded during the March quarter, compared with 61,500 equivalent ounces in the December quarter. During the
March quarter concentrate with payable content of 35,600 ounces of gold was sold at an average gold price of US$900 per ounce and 8,100 tons of copper were sold at an average copper price of US$3,400 per ton, net of treatment and refining charges.

7 I GOLD FIELDS RESULTS Q3F2009
The table below demonstrates the production sensitivity impact of the copper and gold price relationship on equivalent ounce calculations.
Guidance
at start of
March
quarter
Actual
production
determined
at guidance
prices
Actual
production
and actual
prices
June
quarter
forecast
Gold price - US$/oz 850 850
900
900
Copper price - US$/t 3,200 3,200
3,400
4,350
Gold produced - oz 34,600 31,800
31,800
32,000
Copper produced - tons 7,300 8,000
8,000
8,200
Copper equivalent as gold - oz 27,400 30,200
29,700
40,000
Total gold equivalent - eq oz 62,000 61,900
61,400
72,000
Gold equivalent = gold produced (ounces) plus {[copper produced (tons)
multiplied by copper price (US$ per ton)] divided by gold price (US$ per ounce)}.

Total tons mined increased as planned from 1.74 million tons in the December quarter to 2.52 million tons during the March quarter. Ore mined increased from
1.27 million tons to 1.57 million tons in order to fill the plant which had its first full quarter of production. The overall strip ratio for the March quarter was 0.61 compared with the life of mine strip ratio of 0.66.

Ore processed increased from 1.20 million tons in the December quarter to 1.43 million tons in the March quarter, with concentrate production at 36,000 dry metric tons in the March quarter compared with 33,000 dry metric tons in the
December quarter. Gold yield for the quarter was 0.70 grams per ton and copper yield was 0.58 per cent compared with 0.80 grams per ton and 0.59 per cent in the December quarter. Copper produced was higher due to an increase in oxidized ore treated.

Operating costs including gold-in-process movements increased from US$26 million (R222 million) in the December quarter to US$31 million (R289 million) in the March quarter and total cash cost was reported at US$422 per equivalent ounce sold compared with US$355 per equivalent ounce sold in the December quarter.

Operating profit was reported at US$32 million (R297 million) compared with
US$15 million (R131 million) in the December quarter.

Capital expenditure decreased from US$56 million (R515 million) in the
December quarter to US$19 million (R207 million) in the March quarter. The reduced expenditure in the current quarter is due to the completion of the Cerro
Corona project phase in December of US$38 million and reduced expenditure on the Las Aguilas Tailings Management facility. During March US$13 million was spent on construction of the Las Aguilas Tailings Management Facility (TMF).

Notional cash expenditure for the March quarter at US$762 per equivalent ounce compares with US$1,201 per equivalent ounce in the December quarter. Capital expenditure of approximately US$20 million per quarter is expected to be incurred until the end of F2010 due to the front-ending of the TMF. Thereafter, sustaining capital is expected to decrease to approximately US$40 million per annum.

Cash flow from operations for the quarter was US$12 million (R119 million), compared with cash utilised in operations of US$24 million (R235 million) in the
December quarter. The positive cash from operations was a first for Cerro
Corona. To optimize the cash flow and minimize the effect on working capital, all efforts are being made to keep concentrate stocks at a minimum level. At quarter end concentrate stock on hand was 1,557 tons.

The estimate for the June 2009 quarter is as follows:
 Metals (gold and copper) produced – 72,000 equivalent ounces*
 Gold produced – 32,000 ounces
 Copper produced – 8,200 tons
 Total cash cost* – US$390 per equivalent ounce
 Capital expenditure – US$20 million
 Notional cash expenditure* – US$670 per equivalent ounce
* Equivalent ounces are based on a gold price of US$900 per ounce and copper price of US$4,350 per ton.

Australia
St Ives
March
2009
December
2008
Gold produced - 000’ozs
109.5
108.7
Yield - heap leach - g/t
0.5
0.5
- milling - g/t
2.7
2.5
- combined - g/t
1.9
1.8
Total cash cost - A$/oz
811
807
- US$/oz
538
551
Notional cash expenditure - A$/oz
978
996
- US$/oz
649
679
Gold production increased by 1 per cent from 108,700 ounces in the December quarter to 109,500 ounces in the March quarter.

Gold produced from the Lefroy mill increased from 99,700 ounces to 100,100 ounces. Tons milled decreased by 2 per cent to 1.20 million tons offset by the head grade which increased by 10 per cent from 2.7 grams per ton to 3.0 grams per ton.

Gold produced from heap leach increased by 400 ounces over the previous quarter, to stand at 9,400 ounces for the March quarter. Tons treated from the heap leach increased from 610,000 tons to 625,000 tons and head grade increased from 0.8 grams per ton to 0.9 grams per ton. This was partially offset by slightly lower recoveries.

At the open pit operations 1.4 million tons of ore were mined for the quarter, up on the 1.3 million tons of ore mined in the December quarter. Grade increased from 1.2 grams per ton to 1.7 grams per ton. The increase in grade was due to higher grade ore mined from the Agamemnon pit and the Leviathan pit cutback reaching higher grade regions. The average strip ratio including capital waste was 4.0 in the March quarter, compared with 5.8 in the December quarter.

At the underground operations 322,000 tons of ore was mined at 5.2 grams per ton compared with 324,000 tons of ore mined at 5.4 grams per ton in the
December quarter. The lower grade quarter on quarter was mainly due to lower grade stopes being mined at Cave Rocks, which achieved full production in the month of December. Underground recoveries were also lower due mainly to the increase in the lower grade ore from Cave Rocks.

Operating costs, including gold-in-process movements, decreased from A$90 million (R601 million) in the December quarter to A$84 million (R556 million) in the March quarter. The decrease was due primarily to the lower stripping ratios and a credit to GIP of A$5 million (R35 million) due to a build-up of gold inventory compared with a charge of A$6 million (R38 million) in the previous quarter.
These gains were partially offset by an additional A$3 million (R18 million) of third party royalties paid due to the higher Australian dollar gold price. Total cash cost of US$538 per ounce (AS$811 per ounce) was 2 per cent lower than the US$551 per ounce (AS$807 per ounce) achieved in the December quarter.

Operating profit increased from A$40 million (R268 million) to A$66 million (R442 million) due to the increased ounces produced, the stronger Australian dollar gold price and lower strip ratios at the open pit operations.

Capital expenditure decreased from A$24 million (R162 million) in the December quarter to A$18 million (R115 million) in the March quarter. The reduction in capital was due to the completion of the project phase of the Cave Rocks underground mine which reached full production in the month of December and the completion of the pre-stripping of the Grinder open pit during the December quarter.

Notional cash expenditure decreased from A$996 (US$679) per ounce to A$978
(US$649) per ounce due to the increase in ounces produced and reduction in capital expenditure.

The estimate for the June quarter is as follows:
 Gold produced – 110,000 ounces
 Total cash cost* – A$780 (US$560) per ounce
 Capital expenditure* – A$20 million (US$14 million)
 Notional cash expenditure* – A$1,015 (US$730) per ounce
* Based on A$1=US$0.72.

GOLD FIELDS RESULTS Q3F2009 I 8
Agnew
March
2009
December
2008
Gold produced - 000’ozs
49.5
45.0
Yield                              -
g/t 5.6
5.5
Total cash cost - A$/oz
535
543
- US$/oz
355
371
Notional cash expenditure - A$/oz
725
809
- US$/oz
481
552
Gold production increased 10 per cent from 45,000 ounces in the December quarter to 49,500 ounces in the March quarter.

Ore mined from underground increased by 14 per cent from 169,000 tons in the
December quarter at a head grade of 8.3 grams per ton to 193,000 tons in the
March quarter at a head grade of 7.7 grams per ton. The increase was due to improved equipment availability and increased production from Main Lode.
Decline and capital development increased from 471 metres in the December quarter to 673 metres in the March quarter. A decline was commenced to link
Main Lode to Kim Lode at a depth of 600 metres below surface to improve haulage, logistics and ventilation.

The combined grade mined was lower quarter on quarter due to a reduction in
Kim Lode production from 127,000 tons at 9.5 grams per ton to 98,000 tons at
9.3 grams per ton. The decrease in Kim Lode tons was due to back filling of old stopes to safeguard infrastructure.

Operating costs, including gold-in-process movements, increased 4 per cent from
A$25 million (R167 million) in the December quarter to A$26 million (R171 million) in the March quarter. The increase in net operating cost was the result of higher underground volumes and a drawdown of gold-in-process. Total cash costs per ounce decreased 2 per cent from A$543 per ounce (US$371 per ounce) in the December quarter to A$535 per ounce (US$355 per ounce) in the
March quarter due to the increased production.

Operating profit increased 37 per cent from A$30 million (R199 million) in the
December quarter to A$42 million (R276 million) in the March quarter. This was due primarily to the increased revenue from a higher Australian dollar gold price and increased production.

Capital expenditure was consistent with the prior quarter at A$12 million (R77 million). Expenditure was split A$5 million to capital works, A$3 million to underground capital development and A$4 million to exploration. These splits were very similar to the December quarter.

Notional cash expenditure decreased from A$809 per ounce (US$552) in the
December quarter to A$725 per ounce (US$481) in the March quarter.

The estimate for the June quarter is as follows:
 Gold produced – 40,000 ounces
 Total cash costs* – A$600 per ounce (US$430)
 Capital expenditure* – A$12 million (US$9 million)
 Notional cash expenditure* – A$910 per ounce (US$655)
* Based on A$1=US$0.72

Gold production for the June quarter will be impacted by a planned mill shut down for two weeks. Capital expenditure is expected to remain steady at A$12 million (US$9 million). Notional cash expenditure per ounce is expected to increase from A$725 (US$481) in the March quarter to A$910 (US$655) in the
June quarter due to lower gold production with similar levels of capital and operating expenditure quarter-on-quarter.

Capital and development projects
South Deep project
March
2009
December
2008
Gold produced - kg
1,500
1,471
- 000’ozs
48.2
47.3
Yield - underground - g/t
5.7
6.8
- combined - g/t
4.4
5.2
Total cash cost - R/kg
186,667
179,130
- US$/oz
585
567
Notional cash expenditure - R/kg
373,733
362,135
- US$/oz
1,171
1,147
Gold production at South Deep increased by 2 per cent from 1,471 kilograms
(47,300 ounces) in the December quarter to 1,500 kilograms (48,200 ounces) in the March quarter. Underground tonnage excluding waste increased by 25 per cent from 205,000 tons in the December quarter to 257,000 tons in the March quarter. The underground yield reduced from 6.8 grams per ton in the December quarter to 5.7 grams per ton in the March quarter. This was mainly due to an increase in lower grade de-stress mining as well as lower tonnage from the higher grade 95 3 West project. Surface ore processed decreased from 36,000 tons to 25,000 tons for the quarter.

Development decreased by 27 per cent for the March quarter from 2,180 metres to 1,596 metres. The new mine capital development in Phase 1, sub 95 level, increased for the quarter from 582 metres to 646 metres. Development in the current mine areas above 95 level decreased from 1,598 metres to 947 metres as a result of the implementation of the one pass secondary support system.

Operating costs, increased by 7 per cent from R277 million (US$27 million) in the
December quarter to R296 million (US$30 million) in the March quarter. This was mainly due to the increase in tonnage mined, increased maintenance over the Christmas break, production incentives and additional support. The total cash cost increased by 4 per cent from R179,130 per kilogram (US$567 per ounce) in the December quarter to R186,667 per kilogram (US$585 per ounce) in the
March quarter.

An operating profit of R139 million (US$15 million) was realised in the March quarter compared with the December quarter’s operating profit of R98 million
(US$13 million).

Capital expenditure increased marginally from R256 million (US$26 million) to
R265 million (US$27 million) in the March quarter in line with the planned project build-up. The increased expenditure was mainly on low profile mechanised equipment.

Notional cash expenditure increased by 4 per cent from R362,135 per kilogram
(US$1,147 per ounce) to R373,733 per kilogram (US$1,171 per ounce).

The estimate for the June quarter is as follows:
 Gold produced – 1,600 kilograms (,51,000 ounces)
 Total cash costs* – R180,000 per kilograms (US$625 per ounce)
 Capital expenditure* – R360 million (US$40 million)
 Notional cash expenditure* – R415,000 per kilogram (US$1,435 per ounce)
* Based on an exchange rate of US$1 = R9.00

The total cash cost is forecast to decrease as a result of the higher gold production. Notional cash expenditure is forecast to increase in line with the planned increase in capital expenditure. This is mainly due to increased development, mechanised equipment and property purchased for the new slimes dam.

South Deep will continue to focus on delivering the build-up to the planned development metres, completion of the Twin shaft infrastructure, implementation of the mechanised mining method for the de-stress cut in the massives mining projects and delivery of increased production.

The recommissioning of South shaft for hoisting will be completed during the
June quarter and single shift hoisting is being planned in F2010 for the reef and waste tonnage build up that will be in excess of the existing Twin shaft rock winder capacity. Shaft refurbishment and the installation of pump and backfill columns are required to continue during the remaining shifts at South shaft. The second rock winder for the ventilation shaft at South Deep has been ordered and should be commissioned by December 2011, ahead of the base plan schedule.

Current new mine development rates should deliver the infrastructure necessary to build to full production of around 800,000 ounces per annum by December
2014. Total project expenditure is estimated at R8 billion in today’s money.
Significant projects being actioned are the new tailings dam and the rock winder

9 I GOLD FIELDS RESULTS Q3F2009
for the ventilation shaft at the Twin shaft complex. This project is on track for first tailings deposition by December 2010 as planned.

Quarter ended 31 March 2009 compared
with quarter ended 31 March 2008
Group attributable gold production increased by 5 per cent from 827,000 ounces for the quarter ended March 2008 to 871,400 ounces produced in the March
2009 quarter.

At the South African operations gold production decreased from 519,800 ounces to 517,200 ounces. Driefontein’s gold production increased from 209,900 ounces to 215,200 ounces due to an increase in volumes. At Kloof gold production decreased from 175,500 ounces to 173,800 ounces due to reduced pillar mining for safety reasons. Beatrix’s gold production decreased from 81,700 ounces to
80,000 ounces due to reduced mining volumes at lower values. South Deep’s gold production decreased from 52,600 ounces to 48,200 ounces due to the termination of conventional VCR mining.

At the international operations total managed gold production increased from
370,500 ounces in March 2008 to 425,200 ounces in March 2009. This included
61,400 equivalent ounces from Cerro Corona not included in the previous year.
In Ghana, Damang’s gold production was similar at 52,500 ounces. Tarkwa was
8 per cent down at 152,200 ounces mainly due to lower volumes. In Australia, St
Ives increased marginally from 103,900 ounces to 109,500 ounces. The increase at St Ives was due to an increase in underground production and an increase in grade. Production at Agnew increased by 1 per cent.

Revenue increased by 39 per cent in rand terms from R6,109 million (US$820 million) to R8,510 million (US$869 million). The 31 per cent higher average gold price of R289,095 per kilogram (US$906 per ounce) compares with R220,612 per kilogram (US$921 per ounce) achieved in the March 2008 quarter. The rand weakened from US$1 = R7.45 to US$1 = R9.93, or 33 per cent, while the rand/Australian dollar weakened from A$1 = R6.73 to R6.59, or 2 per cent.

Operating costs, including gold-in-process movements, increased from R3,543 million to R4,524 million, or 33 per cent in rand terms due to the weaker rand. In dollar terms operating costs decreased from US$474 million to US$453 million.
The increase in costs in rand terms was mainly due to the increases in cost at the
South African operations, exchange rate movements of R475 million mainly due to the weaker rand and the inclusion of Cerro Corona (R289 million) not included in the previous year. Added to this were wage increases, above inflation price increases on fuel, steel and cyanide at all the operations and increased power costs in Ghana and South Africa. Total cash cost for the Group in rand terms, increased from R122,920 per kilogram (US$513 per ounce) to R150,301 per kilogram (US$471 per ounce) due to the above factors.

At the South African operations operating costs increased by 15 per cent from
R2,126 million (US$285 million) in the March 2008 quarter to R2,434 million
(US$239 million) in the March 2009 quarter. This was due to the wage increases and the increase in certain input costs such as steel, timber, chemicals, food and power costs, partially offset by the cost saving initiatives implemented during the year. The power rationing at the South African operations contributed to lower costs in the March 2008 quarter. Unit cash costs at the South African operations increased from R125,181 per kilogram to R143,340 per kilogram as a result of the above.

At the international operations, operating costs increased from R1,417 million
(US$190 million) in the March 2008 quarter to R2,090 million (US$210 million) in the March 2009 quarter. R289 million (US$31 million) was as a result of the inclusion of Cerro Corona (not included in the previous year), while R474 million was as a result of exchange rate movements. This was partly offset by cost saving initiatives at all the international operations.

Operating profit increased from R2,566 million (US$347million) to R3,986 million
(US$416 million). After accounting for taxation, sundry costs and exceptional items, net earnings amounted to R1,307 million (US$140 million), compared with
R1,248 million (US$167 million) in the March 2008 quarter.

Earnings excluding exceptional items, gains and losses on foreign exchange, financial instruments, losses of associates after taxation and discontinued
operations amounted to R1,369 million (US$146 million) this quarter compared with R1,001 million (US$137 million) in the March 2008 quarter.

Exploration and corporate development
Gold Fields is increasing activity across its international exploration projects, with drill rigs operating in eleven countries (Australia, Ghana, Peru, Mali, Chile, DRC,
Dominican Republic, China, USA, Indonesia and Kyrgyzstan). A total of 96,700 metres of drilling was completed with encouraging results returned from a number of projects.
The Group continues to devote a considerable effort to the evaluation of business development opportunities which have become available due to the economic crisis.

Notable milestones on three projects this quarter include the assumption of operatorship at the Talas joint venture with Orsu Metals in Kyrgyzstan, the conclusion of a Letter of Intent with Glencar Mining to joint venture its Komana project in Mali and the exercise of a back-in right to earn 51 per cent of the
Chucapaca joint venture with partner Buenaventura in Southern Peru.

Advanced Exploration
At the Talas project, where Gold Fields can earn
up to a 70 per cent interest in a joint venture with Orsu Metals Corporation (TSX:
“OSU” and AIM: “OSU”), an aggressive drilling programme has continued
through the winter months. Results are encouraging with high grade sections.

Understanding of the geological controls continues to improve with the recognition of at least three phases of mineralisation: 1.) Mo-Cu associated with a coarse-grained porphyritic monzonitic intrusive and quartz carbonate veins, 2.)
Cu-Au-Mo associated with a medium grained monzodiorite and quartz vein stockworks and 3.) Cu-Au-Mo associated with a diorite intrusive and disseminated bornite and chalcopyrite.

In addition to the existing Sankarani joint venture in Mali, Gold Fields and
Glencar Mining plc (AIM: “GEX”) signed a Letter of Intent in late March 2009 where Gold Fields can earn up to 65 per cent in Glencar’s Komana project which has a published resource of 1.25Moz. Gold Fields will also make an equity investment in Glencar and will hold about 15 per cent of the company’s equity.
Drilling will commence as soon as possible.

At the Chucapaca project in southern Peru, Gold Fields and Compania de Minas
Buenaventura (NYSE “BVN”) are preparing to resume an aggressive resource delineation drilling programme on the Canahuire discovery where recent drilling by Buenaventura has intersected significant gold with locally important copper grades associated with the margins of a breccia-hosted deposit. Gold Fields will fund about US$6 million as part of its back-in right to earn 51 per cent in the project.
Greenfields Exploration
At the 51 per cent owned Sankarani joint venture in Mali with Glencar Mining plc
(AIM: “GEX”), Gold Fields continues to define and drill high priority targets at the
Finguana, Sanioumale, Bada, and Fie River tenement blocks. At Bada, bed rock sampling delineated a three kilometre long gold in soil anomaly that is ready for initial drilling. The anomaly coincides with NE-SW shear zone mapped out from the magnetic image. At Bokoro, soil sampling has outlined three gold in soil anomalies coinciding with the NE continuation of the mineralised shear zone intersected at Bokoro Main.

At the Clancy joint venture in New South Wales, Australia Gold Fields is earning into an 80 per cent interest in four project areas from Clancy Exploration Ltd
(ASX: ”CLY”), Clancy was formally notified that Gold Fields will assume management and operatorship of the four joint venture projects as of 1 April
2009. Aircore drilling, detailed gravity and ground magnetics surveys were completed this quarter. Assay and visual results from the first eight aircore holes at the Myall project area are encouraging and delineate a significant zone of
>1,000ppm Cu in basement.

At the Jinshu project, part of the Sino Gold Alliance with Sino Gold Mining Ltd
(ASX: SGX” and HKSE: “1862”), in southwestern China, the alliance has elected to increase its equity from 42 per cent to a maximum of 98 per cent by funding further exploration and making cash payments following encouraging results reported from the drilling programme last quarter.

At the Batangas joint venture in the Philippines, Gold Fields and Mindoro
Resources Ltd. (TSX.V: “MIO”) are finalising an agreement which will allow Gold
Fields to earn up to a 75 per cent interest in a large Cu-Au project on southern
Luzon. Community relations work is underway and field programmes will commence early in Q4 F2009.

At the SBX joint venture in Chile, Gold Fields can earn up to 90 per cent in a joint venture with SBX Asesorias e Inversiones and 100 per cent under an option agreement with Aguas Heladas, both private companies. During this quarter,
Gold Fields completed geophysical surveys, bull-dozer trenching and commenced an RC drilling programme on the Pircas and Piedra Parada targets.

At the Toodoggone joint venture in British Colombia, Canada, Gold Fields and
Cascadero Copper Corp. (TSX.V: “CCD”) signed an agreement in March which allows Gold Fields to earn up to a 75 per cent interest in Cascadero’s
Toodoggone Cu-Au project. An airborne survey commenced in April 2009 with ground follow-up geophysics and drilling scheduled to start in May-June depending on snow cover.
Near Mine Exploration
At St Ives in Western Australia, drilling in the Athena area continues to deliver exceptional gold grades, including 3.5 metres at 60.9 grams per ton and 3.1 metres at 33.4 grams per ton. At the Hamlet target, RC drilling has returned an

GOLD FIELDS RESULTS Q3F2009 I 10
intercept of 8 metres at 7.5 grams per ton from 103 metres. Initial resources for both of these projects will be included in the next resource statement.

At Agnew in Western Australia, surface drilling in the Redeemer – Waroonga gap has intersected the favorable MCC stratigraphic package including narrow zones of mineralisation. One drill hole intersected six metres (true thickness) of arsenopyrite – chalcopyrite and pyrrhotite alteration and associated veining at a depth of 230 metres. Infill underground drilling continued at Waroonga and Kim
South with positive results.

At Damang in Ghana, extensional drilling below the Juno pit and southwards for
700 metres on the Tamang prospect intersected hydrothermal style veining in dolerite intrusives and Tarkwaian rocks. These intersections were all within 150 metres of surface and outside any resource shells. Similarly, favourable indications continue to come out of the Amoanda – Tomento East gap and veining has been located within 30 metres of surface 200 metres south of
Tomento East.

At Cerro Corona in Peru, the Consolidada de Hualgayoc 50:50 joint venture with
Buenaventura (NYSE: “BVN”) is in the final stage of the approval process with the communities for drilling access to the Titan-Arabe Copper-gold target.
Drilling is planned to commence in the June quarter subject to final approval being obtained.
Development Projects
At the Arctic Platinum project in Finland, positive results from preliminary metallurgical tests, using the Platsol (TM) process, has justified additional engineering work to fine-tune the cost estimates for using this process on a commercial scale. Platsol (TM) is a hydrometallurgical process which uses pressure oxidation to take the base metals and precious metals in Arctic Platinum concentrate into solution. The metals are then recovered from the solution.

Corporate
Appointments to the Gold Fields Board of Directors
On 11 March 2009 Gold Fields announced the appointment of Ms. Cheryl
Carolus and Mr. Roberto Dañino to the Board of Directors, effective from 10
March 2009.

Ms. Carolus, a South African, was born in Silvertown in Cape Town. After a career in politics she became South Africa's High Commissioner to the United
Kingdom in London in 1998. Between 2001 and 2004, she was the Chief
Executive Officer of South African Tourism. She served as chairperson of the
South African National Parks Board for six years. She is also executive chairperson of Peotona Holdings, an investment company that deals with business development.

Mr. Roberto Dañino is a Peruvian lawyer who has practiced for over 30 years as a Partner of leading law firms in Lima and Washington DC. He has extensive experience throughout Latin America, as well as in the USA and the UK. He is a graduate of Harvard Law School and the Pontificia Universidad Catolica del Peru.
Mr. Dañino sits on various corporate and non-profit boards, both in Peru and the
USA, including Gold Fields La Cima in Peru. Mr. Dañino has also served as
Prime Minister of Peru and Ambassador to United States. He has been Senior
Vice President and General Counsel of the World Bank, as well as Secretary
General of the International Center for Settlement of Investment Disputes
(ICSID). He was also the founding General Counsel of the Inter-American
Investment Corporation (IIC) in Washington, D.C., the private sector affiliate of the Inter-American Development Bank.
Black Economic Empowerment Transaction
Gold Fields announced on 17 March 2009 that, in terms of the R4.1 billion Black
Economic Empowerment transaction approved by shareholders of Gold Fields on
8 March 2004, Mvelaphanda Resources (Mvela Resources) took receipt, through its wholly owned subsidiary Mvelaphanda Gold (Proprietary) Limited (“Mvela
Gold”), of its 15 per cent shareholding in GFI Mining South Africa (Proprietary)
Limited (“GFIMSA”), a subsidiary of Gold Fields which owns and operates the
South African gold mining assets of Gold Fields (“the GFIMSA shares”).

Immediately upon receipt of the GFIMSA shares, Mvela Gold exercised its right to use the GFIMSA shares to subscribe for 50 million new ordinary shares in
Gold Fields. Gold Fields issued 50 million new ordinary Gold Fields shares, to
Mvela Gold for the GFIMSA shares. This brought the total number of Gold Fields shares to 703,839,976. Pursuant to the above transactions, Mvela Gold owned approximately 7 per cent of the listed shares of Gold Fields, and Gold Fields again owns 100 per cent of GFIMSA.
Standard and Poor’s investment grade credit rating
On 19 March 2009 Standard and Poor’s Ratings Services (“S&P”) assigned Gold
Fields with a ‘BBB-/A-3’ long-term and short-term global corporate credit rating and ‘zaA/zaA-1’ long-term and short-term South Africa national scale corporate credit rating. The long-term ratings reflect Gold Fields’ satisfactory business risk and intermediate financial risk profiles while the short-term ratings reflect Gold
Fields’ adequate liquidity.
The satisfactory business risk profile reflects Gold Fields’ market position as the world’s fourth largest gold producer, an industry-leading long reserve life of over
20 years, healthy profitability underpinned by persistently strong gold prices. The company’s leverage and financial policy is considered to be moderate. The stable outlook reflects the expectation that Gold Fields will continue to report healthy cash flow generation, supported by ongoing strong gold prices and a weak exchange rate.
Executive Team
Gold Fields announced on 24 March 2009 that it intended to reorganise and further strengthen its executive team. Nick Holland, Chief Executive Officer said:
“Given Gold Fields’ international growth and regionalisation strategy, our expanding footprint around the globe has required a strengthening and reorganisation of the Group’s executive team”. The international portfolio, which is currently headed up by Glenn Baldwin, will be split into three separate portfolios, each headed up by an executive who will be a member of the Group
Executive Committee and report to the Chief Executive Officer.

 The Australasia Region will be headed up by Glenn Baldwin as Executive Vice
President and Head of the Australasia Region. Located in Perth, Glenn will take responsibility for the two existing mines in Australia, St Ives and Agnew, and will work with the business development and exploration executives to try and grow production in Australasia to one million ounces per annum over the next three to five years.
 A new position will be created for an Executive Vice President and Head of the
West Africa and South America Regions. The incumbent will take responsibility for the Tarkwa and Damang mines in Ghana, West Africa, as well as the Cerro Corona mine in Peru, South America, and will work with the business development and exploration executives to try and grow production in these two regions to a million ounces per annum each.
 A new position will be created for an Executive Vice President and Head of
International Projects. The incumbent will be responsible for the overall coordination and control of all international capital projects as well as the international technical Group.
In the South Africa Region the South Deep project is gaining momentum while the evaluation of the Uranium project, or the “5th mine” in the South African portfolio, is progressing rapidly, with an investment decision expected early in
2010. In order to strengthen the South African regional team, a new position will be created for a Vice President – Capital Projects (South Africa), who will take responsibility for capital projects in South Africa including South Deep, as well as the technology drive in the South Africa Region. The incumbent will report to
Vishnu Pillay, Executive Vice President and Head of South Africa Region.

Outlook
In the June quarter attributable gold production is forecast to increase by 3 per cent from 871,000 ounces to 900,000 ounces, subject to the forward looking statement. Total cash costs are forecast to increase from US$471 per ounce to
US$510 per ounce mainly due to the 8 per cent stronger rand. The June quarter forecast is based on an exchange rate of R/US$ 9.00 and US$/A$ 0.72 compared with R/US$ 9.83 and US$/A$ 0.66 achieved in the March quarter.
NCE is forecast at US$730 per ounce compared with US$668 per ounce in the
March quarter, also significantly impacted by the movement in the exchange rate.

Basis of accounting
The unaudited results for the quarter have been prepared on the International
Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the March 2009 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34
Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the
International Accounting Standards Board.

N.J. Holland
Chief Executive Officer
7 May 2009

11 I GOLD FIELDS RESULTS Q3F2009
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
Nine months to
March
2009
December
2008
March
2008
March
2009
March
2008
Revenue
8,509.5
7,074.4             6,109.2
21,307.5
16,557.1
Operating costs, net
4,523.7
4,508.5             3,543.3
13,181.9
10,237.6
- Operating costs
4,566.5
4,542.3             3,502.6
13,342.0
10,135.7
- Gold inventory change
(42.8)
(33.8)                 40.7
(160.1)
101.9
Operating profit
3,985.8
2,565.9             2,565.9            8,125.6
6,319.5
Amortisation and depreciation
1,140.9
1,032.8                713.9
3,075.2
2,247.7
Net operating profit
2,844.9
1,533.1             1,852.0           5,050.4
4,071.8
Net interest paid
(163.5)
(164.2)               (96.2)             (439.2)
(298.6)
Share of profit/(loss) of associates after taxation
21.1
(46.6)                   7.8
(129.7)
22.9
Gain on foreign exchange
128.7
45.5                 38.4
168.1
21.0
(Loss)/gain on financial instruments
(5.1)
(65.9)                262.3
(126.8)
83.6
Share-based payments
(95.2)
(94.3)               (24.6)            (283.4)
(77.9)
Other
(41.4)
(51.5)                 (7.7)
(113.9)
24.1
Exploration
(133.8)
(136.1)                (57.5)            (337.6)
(220.8)
Profit before tax and exceptional items
2,555.7
1,020.0              1,974.5          3,787.9
3,626.1
Exceptional (loss)/gain
(203.1)
(5.0)                (41.6)             (93.7)
1,404.3
Profit before taxation
2,352.6
1,015.0              1,932.9           3,694.2
5,030.4
Mining and income taxation
943.3
496.1                566.5
1,696.3
1,274.0
- Normal taxation
536.4
119.5                278.8              792.8
685.7
- Royalties
97.6
79.0                  70.6
243.2
172.0
- Deferred taxation
309.3
297.6                217.1              660.3
416.3
Net profit from continued operations
1,409.3
518.9             1,366.4            1,997.9
3,756.4
Profit from discontinued operations
-                     -                      -                      -                37.0
Profit adjustment on sale of Venezuelan assets
-                     -                      -                      -                74.2
Net profit
1,409.3
518.9             1,366.4            1,997.9
3,867.6
Attributable to:
- Ordinary shareholders
1,306.6
483.1             1,248.0            1,828.9
3,614.6
- Minority shareholders
102.7
35.8               118.4               169.0
253.0
Exceptional items:
(Loss)/profit on sale of investments
(213.6)
1.6                       -
(212.9)
1,414.7
Profit/(loss) on sale of assets
11.0
(2.9)                   3.2                10.0
34.4
South Deep restructuring costs
(0.5)
(2.9)                       -
(22.2)
-
Driefontein 9 shaft closure costs
-
-                (44.8)
-
(44.8)
Insurance claim – South Deep
-
(0.8)                       -
131.4
-
Total exceptional items
(203.1)
(5.0)                (41.6)             (93.7)
1,404.3
Taxation
(2.1)
0.8                  18.7
(47.4)
(0.8)
Net exceptional items after tax and minorities
(205.2)
(4.2)               (22.9)             (141.1)
1,403.5
Net earnings
1,306.6
483.1             1,248.0            1,828.9
3,614.6
Net earnings per share (cents)
195
74                  191                  275
554
Diluted earnings per share (cents)
193
69                  178                  268
517
Headline earnings
1,511.6
484.1             1,245.7            2,034.6
2,111.7
Headline earnings per share (cents)
225
74                   191                 305
324
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of profit/(loss) of associates after taxation and discontinued operations
1,368.9
542.3             1,000.8            2,031.5
1,996.3
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of profit/(loss) of associates after taxation and discontinued operations
(cents)
204
83                  153                  305
306
Gold sold – managed kg
29,435
28,291              27,692             84,031
91,846
Gold price received R/kg
289,095
250,058            220,612            253,567
180,270
Total cash cost R/kg
150,301
153,893            122,920            152,500
106,902

GOLD FIELDS RESULTS Q3F2009 I 12
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Nine months to
March
2009
December
2008
March
2008
March
2009
March
2008
Revenue
868.5
718.1               821.1
2,326.1
2,328.7
Operating costs, net
453.0
450.0               473.9
1,439.1
1,439.9
- Operating costs
457.1
452.6               468.4
1,456.6
1,425.6
- Gold inventory change
(4.1)
(2.6)                  5.5
(17.5)
14.3
Operating profit
415.5
268.1                347.2              887.0
888.8
Amortisation and depreciation
115.4
103.8                  94.8              335.7
316.1
Net operating profit
300.1
164.3                252.4               551.3
572.7
Net interest paid
(16.5)
(17.0)               (12.8)               (47.9)
(42.0)
Share of profit/(loss) of associates after taxation
3.0
(3.7)                   1.0
(14.2)
3.2
Gain on foreign exchange
13.9
5.3                   5.5                 18.4
3.0
Gain/(loss) on financial instruments
0.1
(6.7)                 37.6
(13.8)
11.8
Share-based payments
(9.5)
(9.3)                 (3.3)              (30.9)
(11.0)
Other
(4.1)
(5.6)                 (1.2)              (12.4)
3.4
Exploration
(13.7)
(14.5)                 (7.5)              (36.9)
(31.1)
Profit before tax and exceptional items
273.3
112.8                271.7               413.6
510.0
Exceptional (loss)/gain
(22.7)
(2.3)                (11.1)              (10.2)
197.5
Profit before taxation
250.6
110.5                260.6               403.4
707.5
Mining and income taxation
99.4
52.6                 77.2                185.2
179.2
- Normal taxation
57.4
11.5                 37.8                  86.6
96.4
-
Royalties
9.9
8.0                   9.5                 26.5
24.2
- Deferred taxation
32.1
33.1                 29.9                  72.1
58.6
Net profit from continued operations
151.2
57.9               183.4                218.2
528.3
Profit from discontinued operations
-
-                 (0.1)
-
5.2
Profit adjustment on sale of Venezuelan assets
-
-                 (0.3)
-
10.4
Net profit
151.2
57.9                183.0               218.2
543.9
Attributable to:
- Ordinary shareholders
140.4
54.2                166.8                199.8
508.3
- Minority shareholders
10.8
3.7                  16.2                 18.4
35.6
Exceptional items:
(Loss)/profit on sale of investments
(23.3)
0.2                  (5.1)               (23.2)
199.0
Profit/(loss) on sale of assets
1.2
(0.3)                   0.3                   1.1
4.8
South Deep restructuring costs
0.1
(0.1)                      -
(2.4)
-
Driefontein 9 shaft closure costs
-
-                 (6.3)
-
(6.3)
Insurance claim – South Deep
(0.7)
(2.1) -
14.3
-
Total exceptional items
(22.7)
(2.3)                (11.1)              (10.2)
197.5
Taxation
-
0.8                   2.7
(5.2)
(0.1)
Net exceptional items after tax and minorities
(22.7)
(1.5)                 (8.4)               (15.4)
197.4
Net earnings
140.4
54.2                 166.8              199.8
508.3
Net earnings per share (cents)
21
8                     26                  30
78
Diluted earnings per share (cents)
21
7                    24                   29
73
Headline earnings
162.5
54.6                175.5               222.1
300.5
Headline earnings per share (cents)
24
8                    27                    33
46
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of profit/(loss) of associates after taxation and discontinued operations
146.3
59.9                137.2               221.8
280.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of profit/(loss) of associates after taxation and discontinued operations
(cents)
21
10                    21                    33
43
South African rand/United States dollar conversion rate
9.93
9.82                  7.45                 9.16
7.11
South African rand/Australian dollar conversion rate
6.59
6.70                  6.73                 6.75
6.26
Gold sold – managed
ozs (000)
946
910                   890
2,702
2,953
Gold price received
$/oz
906
792                   921                 861
789
Total cash cost
$/oz
471
487                   513                 518
468

13 I GOLD FIELDS RESULTS Q3F2009
Balance sheet
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
March
2009
June
2008
March
2009
June
2008
Property, plant and equipment
50,003.8
45,533.3
5,230.5
5,691.7
Goodwill
4,458.9
4,458.9
466.4
557.4
Non-current assets
806.5
746.7
84.4
93.3
Investments
5,107.2
5,704.2
534.2
713.0
Current assets
9,128.8
6,450.5
954.9
806.3
- Other current assets
6,591.9
4,443.2
689.5
555.4
- Cash and deposits
2,536.9
2,007.3
265.4
250.9
Total assets
69,505.2
62,893.6
7,270.4
7,861.7
Shareholders’ equity
45,730.3
42,561.2
4,783.5
5,320.1
Deferred taxation
6,217.6
5,421.9
650.4
677.7
Long-term loans
9,407.1
6,513.9
984.0
814.2
Environmental rehabilitation provisions
2,149.7
2,015.5
224.9
251.9
Post-retirement health care provisions
20.7
21.0
2.2
2.6
Current liabilities
5,979.8
6,360.1
625.4
795.2
- Other current liabilities
5,102.2
5,875.9
533.6
734.7
- Current portion of long-term loans
877.6
484.2
91.8
60.5
Total equity and liabilities
69,505.2
62,893.6
7,270.4
7,861.7
South African rand/US dollar conversion rate
9.56
8.00
South African rand/Australian dollar conversion rate
6.67
7.66
Condensed changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
March
2009
March
2008
March
2009
March
2008
Balance at the beginning of the financial year
42,561.2
37,106.3
5,320.1
5,189.7
Issue of share capital
25.5
0.4
2.8
0.1
Increase in share premium
41.6
59.8
4.5
8.4
Marked to market valuation of listed investments
(720.0)
729.3
(78.6)
102.6
Dividends paid
(980.9)
(619.9)
(121.2)
(87.2)
Increase in share-based payment reserve
283.4
77.9
30.9
11.0
Profit attributable to ordinary shareholders
1,828.9
3,614.6
199.8
508.3
Profit attributable to minority shareholders
169.0
253.0
18.4
35.6
Increase/(decrease) in minority interest
790.5
(441.2)
101.3
(62.1)
Loss on transacting with minorities
-
(74.7)
-
(10.5)
Currency translation adjustment and other
1,635.9
1,715.4
(704.8)
(392.7)
Reserves released on sale of Venezuelan assets
-
(454.1)
-
(63.9)
Share of equity investee’s other equity movements
95.2
-
10.3
-
Balance as at the end of March
45,730.3
41,966.8
4,783.5
5,239.3
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
March
2009
December
2008
March
2008
March
2009
December
2008
March
2008
Net earnings
1,306.6
483.1 1,248.0
140.4
54.2 166.8
(Profit)/loss on sale of investments
213.6
(1.6) -
23.3
(0.2) -
Loss/(profit) on sale of assets
(11.0)
2.9 (3.2)
(1.2)
0.3 (0.3)
Taxation effect on sale of assets
2.4
(0.3) 0.9
0.3
- 0.1
Impairment of assets/other
-
- -
-
0.3 -
Other exceptional items
-
- -
(0.3)
- 8.9
Headline earnings
1,511.6
484.1 1,245.7
162.5
54.6 175.5
Headline earnings per share – cents
225
74 191
24
8 27
Based on headline earnings as given above divided by
669,602,482 for March 2009 (December 2008 – 653,341,082
and March 2008 – 652,691,549) being the weighted average
number of ordinary shares in issue.

GOLD FIELDS RESULTS Q3F2009 I 14
Cash flow statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
Nine months to
March
2009
December
2008
March
2008
March
2009
March
2008
Cash flows from operating activities
2,947.2
1,787.1            3,038.5            4,702.6
5,171.6
Profit before tax and exceptional items
2,555.7
1,020.0            1,974.5            3,787.9
3,626.1
Exceptional items
(203.1)
(5.0)              (41.6)              (93.7)
1,404.3
Amortisation and depreciation
1,140.9
1,032.8               713.9
3,075.2
2,247.7
Change in working capital
(211.8)
(269.2)               794.2
(1,058.0)
(0.2)
Taxation paid
(445.2)
(132.5)             (238.0)
(1,490.3)
(728.8)
Other non-cash items
110.7
141.0             (164.5)              481.5
(1,503.9)
Discontinued operations
-
-                     -                     -
126.4
Dividends paid
(196.1)
(0.3)                     -
(980.9)
(619.9)
Ordinary shareholders
(196.1)
(0.3)                     -
(980.9)
(619.9)
Cash flows from investing activities
(1,449.8)
(2,350.2)           (2,355.3)         (5,707.9)
(4,510.3)
Capital expenditure – additions
(1,700.7)
(2,345.2)           (2,085.7)         (5,858.7)
(6,489.1)
Capital expenditure – proceeds on disposal
10.2
0.2                   3.1                12.6
35.7
Sale of subsidiaries
45.0
-                      -
45.0
1,042.1
Purchase of investments
1.9
3.5              (258.1)             (81.4)
(270.1)
Proceeds on the disposal of investments
200.0
-                   1.9
200.0
34.4
Environmental and post-retirement health care payments
(6.2)
(8.7)                (16.5)             (25.4)
(27.9)
Discontinued operations
-
-                      -                     -
1,164.6
Cash flows from financing activities
94.4
(331.4)              (213.7)            2,360.7
(538.0)
Loans received
4,947.4
832.5              1,535.3           9,067.8
3,171.3
Loans repaid
(4,972.8)
(1,173.1)            (1,788.3)         (6,838.8)
(3,769.5)
Minority shareholders loans received
64.6
-                       -
 64.6
-
Shares issued
55.2
9.2                  39.3                67.1
60.2
Net cash inflow/(outflow)
1,395.7
(894.8)                 469.5              374.5
(496.6)
Translation adjustment
87.6
130.3                 154.0              155.1
130.6
Cash at beginning of period
1,053.6
1,818.1              1,320.6           2,007.3
2,310.1
Cash at end of period
2,536.9
1,053.6              1,944.1           2,536.9
1,944.1
UNITED STATES DOLLARS
Quarter
Nine months to
March
2009
December
2008
March
2008
March
2009
March
2008
Cash flows from operating activities
328.1
186.1               407.9                513.5
714.1
Profit before tax and exceptional items
273.3
112.8               271.7                413.6
510.0
Exceptional items
(22.7)
(2.3)               (11.1)              (10.2)
197.5
Amortisation and depreciation
115.4
103.8                 94.8                335.7
316.1
Change in working capital
(19.1)
(21.9)               114.6
(115.5)
-
Taxation paid
(29.2)
(18.8)                (43.5)            (162.7)
(115.8)
Other non-cash items
10.4
12.5                (18.2)                52.6
(211.5)
Discontinued operations
-
-                 (0.4)
-
17.8
Dividends paid
(19.3)
-                      -
(121.2)
(88.6)
Ordinary shareholders
(19.3)
-                      -
(121.2)
(88.6)
Cash flows from investing activities
(140.2)
(238.5)               (323.6)           (625.2)
(634.4)
Capital expenditure – additions
(166.0)
(239.4)               (277.3)           (639.6)
(912.7)
Capital expenditure – proceeds on disposal
1.1
-                   0.3                 1.4
5.0
Sale of subsidiaries
4.9
-                 (3.8)                 4.9
146.6
Purchase of investments
(1.4)
1.7                (36.3)             (10.9)
(38.0)
Proceeds on the disposal of investments
21.8
-                  0.1                 21.8
4.8
Environmental and post-retirement health care payments
(0.6)
(0.8)                 (2.3)                (2.8)
(3.9)
Discontinued operations
-
-                 (4.3)
-
163.8
Cash flows from financing activities
11.5
(39.2)                (28.9)              307.9
(75.7)
Loans received
496.9
82.7                209.9
1,004.4
446.0
Loans repaid
(498.0)
(123.0)               (244.3)            (710.5)
(530.2)
Minority shareholders loans received
6.7
-                      -
6.7
-
Shares issued
5.9
1.1                   5.5                  7.3
8.5
Net cash inflow/(outflow)
180.1
(91.6)                 55.4                 75.0
(84.6)
Translation adjustment
(24.0)
(28.4)                 (1.4)               (60.5)
4.2
Cash at beginning of period
109.3
229.3                188.7               250.9
323.1
Cash at end of period
265.4
109.3                242.7               265.4
242.7

15 I GOLD FIELDS RESULTS Q3F2009
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
 to protect cash flows at times of significant expenditure;
 for specific debt servicing requirements; and
 to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments – those remaining are described in the schedule.
Position at end of March 2009
Western Areas US Dollars / Rand forward purchases
As a result of the US$551 million drawn down under the original bridge loan facility to settle mainly the close-out of the Western Areas gold derivative structure on 30 January 2007, US dollar/rand forward cover was purchased during the March 2007 quarter to cover this amount. During financial 2008,
US$233 million of this loan was repaid and the forward cover was reduced to US$318 million to correspond with the loan amount outstanding. At 31
March 2009, the unrealised foreign exchange loss on the revaluation of the US$318 million loan was R720 million. This loss was offset by R720 million cumulative positive gains on the forward cover purchased at an original rate of R7.3279.
During the March quarter R88 million of forward cover costs were accounted for as part of interest, as this forward cover has been designated as a hedging instrument.
South Africa US Dollars / Rand forward sales
In October 2008, US$150 million of expected gold revenue for the December quarter was sold forward on behalf of the South African operations. In
December 2008, the US$150 million was extended to the March quarter at an average forward rate of R10.3818. During the March quarter US$30 million was settled and the gain for the quarter was R12 million of which R7 million was accounted for in the income statement and the balance of R5 million in equity. The outstanding balance of US$120 million was extended into the June quarter at an average forward rate of R10.2595. At the end of
March 2009 the marked to market value of the US$120 million forward cover was positive by R80 million (US$8 million).
Subsequent to the March quarter end the remaining forward cover of US$120 million was partly delivered into and the balance closed out, resulting in a gain of R51 million which will be accounted for in the income statement in the June quarter.
Australia US Dollars / Australian Dollars forward sales
In October 2008, US$70 million of expected gold revenue for the December quarter was sold forward on behalf of the Australian operations. In
December 2008, US$56 million was extended to the March quarter at an average forward rate of A$0.6650. During the March quarter an additional
US$8 million of instruments was taken out. The total of US$64 million was extended to the June quarter at an average forward rate of A$0.6445. The gain for the March quarter was A$1 million of which a loss of A$1million was accounted for in the income statement and a gain of A$2 million in equity.
Subsequent to the March quarter end the forward cover of US$64 million was partly delivered into and the balance closed out, resulting in a gain of A$3 million which will be accounted for in the income statement in the June quarter.
Ghana currency forward sales
During financial 2009, a South African rand forward cover was taken out to cover commitments of Gold Fields Ghana Ltd. Outstanding at the end of
March 2009 were forward cover contracts of R4 million, with a final expiry on 31 July 2009.
The marked to market value for the outstanding contracts at the end of the March 2009 quarter was US$18,000.
Diesel Hedge
Ghana
The Ghanaian operations purchased four Asian style ICE Gasoil call options with strike prices ranging from US$0.90 per litre to US$1.11 per litre, which equates to a Brent crude price of between US$92 and US$142 per barrel, with final expiry on 28 February 2010.
The marked to market value for the above call options purchased was positive by US$0.1 million at the end of the March 2009 quarter.
Australia
The Australian operations purchased two Asian style Singapore 0.5 Gasoil call options with strike prices ranging from US$0.9128 per litre to US$1.0950 per litre with a final expiry on 28 February 2010.
The marked to market value for the above call options was negligible at the end of the March 2009 quarter.
Pro-Forma* debt maturity ladder
F2009
F2010
F2011
F2012
F2013 to F2017
Total
Pro-Forma* headroom - Loan facilities, including preference shares and commercial paper
R'million
2,500.0               1,068.0                651.0
-
1,500.0             5,719.0
US$'million
-                   39.5                325.3                 516.9
99.3
981.0
Pro-Forma* utilisation - Loan facilities, including preference shares and commercial paper
R'million
932.0 1,068.0 651.0 - -
2,651.0
US$'million
-                  39.5                 144.3                 515.4
99.3
798.5
Dollar debt translated to rand
- 377.6 1,379.5 4,927.2 949.3
7,633.7
Total (R’m)
932.0
1,445.6
2,030.5
4,927.2
949.3
10,284.7
Long-term loans per balance sheet (R’m)
9,407.1
Current portion of long-term loans per balance sheet (R’m)
877.6
Total per balance sheet (R’m)
10,284.7
*Pro-Forma: once re-financing of new facilities is complete.
Exchange rate: US$1 = R9.56 being the closing rate at the end of the March 2009 quarter.

GOLD FIELDS RESULTS Q3F2009 I 16
Total cash cost
Gold Industry Standards Basis
Figures are in millions unless otherwise stated
Total Mine
Operations
South African Operations
International Operations
Total
Driefontein
Kloof Beatrix
South
Deep
Total
Ghana Peru
Australia
#
Tarkwa Damang
Cerro
Corona
St Ives
Agnew
Operating costs
(1)
March
2009
4,566.5    2,434.2
867.7
762.9
507.7
295.9
2,132.3
811.2     311.9      258.3
591.4
159.5
Dec
2008
4,542.3    2,429.7
876.8
772.8
503.1
277.0
2,112.6
833.2     339.0      210.7
563.1
166.6
Financial year to date
13,342.0    7,331.6
2,625.1 2,321.1
1,509.4
876.0
6,010.4
2,333.1    925.7      521.7
1,714.7
515.2
Gold-in-process and
March 2009
(44.3)
-
-
-
-
-
(44.3)
(41.9)       1.4         14.1
(25.7)
7.8
inventory change*
Dec 2008
(44.3)
-
-
-
-
-
(44.3)
(53.8)    (24.3)
7.6
26.0
0.2
Financial year to date
(151.9)
-
-
-
-
-
(151.9)
(114.5)    (27.8)      (31.0)
3.3
18.1
Less:
March 2009
39.4
29.4
10.3
10.2
5.5
3.4
10.0
2.0        0.8          4.0
2.7
0.5
Rehabilitation costs
Dec 2008
27.6
18.9
7.0
6.7
3.4
1.8
8.7
2.0           -
3.7
2.1
0.9
Financial year to date
90.1
67.1
24.3
23.7
12.2
6.9
23.0
5.5        0.8          7.7
6.9
2.1
Production taxes
March 2009
5.5
5.5
0.8
2.7
1.0
1.0
-
-
-
-
-
-
Dec
2008
6.2
6.2
1.4
3.2
0.7
0.9
-
-
-
-
-
-
Financial year to date
19.3
19.3
4.3
8.9
3.1
3.0
-
-
-
-
-
-
General and admin
March 2009
181.8
98.7
36.3
29.4
20.5
12.5
83.1
40.4        7.8        13.7
15.6
5.6
Dec
2008
176.8
91.6
33.8
27.0
19.1
11.7
85.2
40.4        6.6        12.8
15.7
9.7
Financial year to date
521.6       288.8
107.1
86.1
58.4
37.2
232.8
117.5      19.5        26.5
47.7
21.6
Exploration costs
March 2009
(32.5)
-
-
-
-
-
(32.5)
-     (16.7)
-
(13.3)
(2.5)
Dec 2008
18.8
-
-
-
-
-
18.8
-       12.1
-
5.5
1.2
Financial year to date
-
-
-
-
-
-
-
-
-
-
-
-
Cash operating costs
March 2009
4,328.0    2,300.6
820.3
720.6
480.7
279.0
2,027.4
726.9     321.4      254.7
560.7
163.7
Dec
2008
4,268.6    2,313.0
834.6
735.9
479.9
262.6
1,955.6
737.0     296.0      201.8
565.8
155.0
Financial year to date
12,559.1    6,956.4
2,489.4 2,202.4
1,435.7
828.9
5,602.7
2,095.6    877.6      456.5
1,663.4
509.6
Plus:
March 2009
5.5
5.5
0.8
2.7
1.0
1.0
-
-
-
-
-
-
Production taxes
Dec 2008
6.2
6.2
1.4
3.2
0.7
0.9
-
-
-
-
-
-
Financial year to date
19.3
19.3
4.3
8.9
3.1
3.0
-
-
-
-
-
-
Royalties
March 2009
90.6
-
-
-
-
-
90.6
33.7       14.0         6.8
25.0
11.1
Dec
2008
79.0
-
-
-
-
-
79.0
33.7       11.9         2.4
22.0
9.0
Financial year to date
236.3
-
-
-
-
-
236.3
99.0       34.8         9.2
64.5
28.8
TOTAL CASH COST
(2)
March 2009
4,424.1    2,306.1
821.1
723.3
481.7
280.0
2,118.0
760.6     335.4      261.5
585.7
174.8
Dec
2008
4,353.8    2,319.2
836.0
739.1
480.6
263.5
2,034.6
770.7     307.9      204.2
587.8
164.0
Financial year to date
12,814.7    6,975.7
2,493.7 2,211.3
1,438.8
831.9
5,839.0
2,194.6    912.4      465.7
1,727.9
538.4
Plus:
March 2009
1,105.0       520.8
167.4
180.4
99.6
73.4
584.2
158.1       48.6     140.6
236.9
Amortisation*
Dec 2008
1,005.9       480.1
143.4
161.8
111.9
63.0
525.8
135.2       43.5       94.6
252.5
Financial year to date
2,943.7    1,463.3
450.4
517.0
310.4
185.5
1,480.4
408.2     117.5      235.2
719.5
Rehabilitation
March 2009
39.4
29.4
10.3
10.2
5.5
3.4
10.0
2.0         0.8         4.0
3.2
Dec
2008
27.6
18.9
7.0
6.7
3.4
1.8
8.7
2.0 -
3.7
3.0
Financial year to date
90.1
67.1
24.3
23.7
12.2
6.9
23.0
5.5         0.8         7.7
9.0
TOTAL PRODUCTION COST
(3)
March 2009
5,568.5    2,856.3
998.8
913.9
586.8
356.8
2,712.2
920.7
384.8
406.1
1,000.6
Dec
2008
5,387.3    2,818.2
986.4
907.6
595.9
328.3
2,569.1
907.9     351.4      302.5
1,007.3
Financial year to date
15,848.5    8,506.1
2,968.4 2,752.0
1,761.4
1,024.3
7,342.4
2,608.3  1,030.7
708.6
2,994.8
Gold sold – thousand ounces March 2009
946.4
517.2
215.2
173.8
80.0
48.2
429.1
152.2      52.5        65.3
109.5
49.5
Dec
2008
909.6
500.6
194.9
151.7
106.7
47.3
409.0
139.3      50.4        65.5
108.7
45.0
Financial year to date
2,701.7    1,509.9
616.8
482.1
288.2
122.8
1,191.8
447.7    147.0       130.8
319.4
146.8
TOTAL CASH COST
March 2009
471
449
384
419
606
585
497
503       643          422
538
355
– US$/oz
Dec 2008
487
472
437
496
459
567
507
563       622          355
551
371
Financial year to date
518
504
441
501
545
739
535
535       678         389
591
400
TOTAL CASH COST
March 2009
150,301   143,340  122,680 133,796 193,532  186,667  158,687 160,701  205,263  134,757  171,911  113,433
– R/kg
Dec 2008
153,893   148,944  137,886 156,689 144,759  179,130  159,953 177,868  196,240  100,245  173,905  117,059
Financial year to date
152,500   148,536  129,989 147,479 160,491  217,775  157,521 157,590  199,563  114,451  173,938  117,889
TOTAL PRODUCTION COST March
2009
593
556
467
530
738
745
636
609        738        626
633
– US$/oz
Dec 2008
603
573
515
609
569
707
640
664        709        526
667
Financial year to date
640
615
525
623
667
910
673
636        765        591
701
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Average exchange rates are US$1 = R9.93 and US$1 = R9.82 for the March 2009 and December 2008 quarters respectively.
Notional cash expenditure
##
Total
Mines
South African Operations
International Operations
Total
Driefontein
Kloof Beatrix
South
Deep
Total
Ghana Peru Australia
Tarkwa Damang
Cerro
Corona
St Ives
Agnew
Operating costs – R’m
March 2009
4,566.5   2,434.2
867.7
762.9
507.7
295.9 2,132.3
811.2    311.9     258.3      591.4
159.5
Dec 2008
4,542.3   2,429.7
876.8
772.8
503.1
277.0 2,112.6
833.2    339.0     210.7      563.1
166.6
Financial year to date
13,342.0   7,331.6
2,625.1
2,321.1 1,509.4
876.0 6,010.4
2,333.1    925.7     521.7    1,714.7
515.2
Capital expenditure – R’m
March 2009
1,689.2      889.1
261.6
224.3
138.5
264.7
800.1
364.2      37.3     206.9      114.6
77.1
Dec 2008
2,336.6      906.8
253.7
250.7
146.7
255.7 1,429.8
641.5      34.0     515.0      161.8
77.5
Financial year to date
5,828.2    2,584.0
723.0
713.2
438.7
709.1 3,244.2
1,561.2    101.5     889.6      488.6
203.3
Notional cash expenditure
March 2009
213,403
206,570
168,729
182,612 259,622 373,733 221,715 248,341  213,709   243,433  207,220  153,537
– R/kg
Dec 2008
244,210
214,277
186,459
216,981 195,723 362,135 281,210 340,342  237,731  379,154   214,467  174,233
Financial year to date
227,745
211,136
174,526
202,368 217,301 414,948 248,706 279,642  224,672  335,066   221,794  157,324
Notional cash expenditure
March 2009
668
647
529
572
813
1,171
694
778       669        762         649
481
– US$/oz
Dec 2008
774
679
591
687
620
1,147
891
1,078       753     1,201         679
552
Financial year to date
773
717
593
687
738
1,409
845
950        763    1,138          753
534
## Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.

17 I GOLD FIELDS RESULTS Q3F2009
Operating and financial results
SOUTH AFRICAN RAND
Total Mine
Operations
South African Operations
Total      Driefontein         Kloof        Beatrix  South Deep
Operating Results
March 2009
13,278
3,197
1,537              689             629               342
Ore milled/treated (000 tons)
Dec 2008
13,350 3,458
1,608              768             798               284
Financial year to date 39,326
10,143           4,681           2,428          2,217
817
Yield (grams per ton)
March 2009
2.2
5.0              4.4               7.8             4.0                4.4
Dec 2008
2.1
4.5              3.8               6.1             4.2                5.2
Financial year to date 2.1
4.6              4.1               6.2             4.0                4.7
Gold produced (kilograms)
March 2009
29,314
16,088          6,693            5,406          2,489             1,500
Dec 2008
28,168
15,571          6,063            4,717          3,320             1,471
Financial year to date 84,174
46,963        19,184          14,994           8,965
3,820
Gold sold (kilograms)
March 2009
29,435
16,088          6,693            5,406          2,489             1,500
Dec 2008

28,291
15,571          6,063            4,717          3,320             1,471
Financial year to date 84,031
46,963        19,184           14,994          8,965
3,820
Gold price received (Rand per kilogram)
March 2009
289,095
289,632      290,976          287,939      289,393         290,133
Dec 2008
250,058
254,550       253,818         254,039      256,596         254,589
Financial year to date 253,567
254,234       254,186        254,395       251,556         260,131
Total cash cost (Rand per kilogram)
March 2009
150,301
143,340       122,680        133,796       193,532         186,667
Dec 2008
153,893
148,944       137,886        156,689       144,759         179,130
Financial year to date 152,500
148,536       129,989        147,479         160,49      1 217,775
Notional cash expenditure (Rand per kilogram)
March 2009
213,403
206,570       168,729        182,612        259,622        373,733
Dec 2008
244,210
214,277       186,459        216,981        195,723        362,135
Financial year to date 227,745
211,136       174,526        202,368        217,301        414,948
Operating costs (Rand per ton)
March 2009
344
761              565
1,107              807               865
Dec 2008
340
703              545
1,006              630               975
Financial year to date 339
723              561             956              681             1,072
Financial Results (Rand million)
Revenue
March 2009
8,509.5
4,659.6        1,947.5        1,556.6           720.3
435.2
Dec 2008 7,074.4
3,963.6        1,538.9        1,198.3           851.9
374.5
Financial year to date
21,307.5 11,939.6 4,876.3       3184.4         2,255.2
993.7
Operating costs, net
March 2009
4,523.7
2,434.2           867.7           762.9          507.7            295.9
Dec 2008 4,508.5
2,429.7           876.8           772.8          503.1            277.0
Financial year to date 13,181.9
7,331.6        2,625.1         2,321.1       1,509.4
876.0
- Operating costs
March 2009
4,566.5
2,434.2           867.7           762.9          507.7            295.9
Dec 2008 4,542.3
2,429.7           876.8           772.8          503.1            277.0
Financial year to date 13,342.0
7,331.6         2,625.1        2,321.1       1,509.4
876.0
- Gold inventory change
March 2009
(42.8)
-                   -                 -                 -                   -
Dec 2008 (33.8)
-                   -                 -                 -                   -
Financial year to date (160.1)
-                   -                 -                 -                   -
Operating profit
March 2009
3,985.8
2,225.4
1,079.8            793.7          212.6            139.3
Dec 2008 2,565.9
1,533.9           662.1           425.5           348.8
97.5
Financial year to date
8,125.6
4,608.0        2,251.2         1,493.3           745.8
117.7
Amortisation of mining assets
March 2009
1,103.5
520.8           167.4           180.4            99.6
73.4
Dec 2008 995.4
480.1           143.4           161.8          111.9
63.0
Financial year to date 2,963.0
1,463.3           450.4           517.0          310.4            185.5
Net operating profit
March 2009
2,882.3
1,704.6           912.4           613.3          113.0
65.9
Dec 2008 1,570.5
1,053.8           518.7           263.7          236.9
34.5
Financial year to date 5,162.6 3,144.7
1,800.8           976.3          435.4            (67.8)
Other (expenses)/income
March 2009

(268.9)
(131.6)          (49.8)           (50.3)            (6.7)           (24.8)
Dec 2008 (179.5)
(93.3)           (50.1)           (41.7)            (5.5)
4.0
Financial year to date
(580.0)
(304.2)         (129.8)         (115.9)           (22.5)
(36.0)
Profit before taxation
March 2009
2,613.4
1,573.0          862.6            563.0           106.3
41.1
Dec 2008 1,391.0
960.5          468.6            222.0           231.4
38.5
Financial year to date 4,582.6 2,840.5
1,671.0           860.4           412.9          (103.8)
Mining and income taxation
March 2009
954.6
593.7          328.4           206.3             43.3
15.7
Dec 2008 471.4
311.2          160.3             45.9             87.7
17.3
Financial year to date 1,709.2
1,056.0          603.9           284.7
162.4 5.0
- Normal taxation
March 2009
513.3
464.4          282.2           182.1               0.1
-
Dec 2008 55.2 113.5
110.0              3.2               0.3
-
Financial year to date
695.1
646.3          458.6           187.2               0.5
-
- Royalties
March 2009
97.6
-                  -                  -                  -                  -
Dec 2008
79.0
-                  -                  -                  -                  -
Financial year to date
243.2
-                  -                  -                  -                  -
- Deferred taxation
March 2009
343.9
129.3            46.2             24.2             43.2              15.7
Dec 2008 337.2
197.7            50.3            42.7             87.4              17.3
Financial year to date 770.9
409.7          145.3            97.5            161.9
5.0
Profit before exceptional items
March 2009
1,658.8
979.3          534.2           356.7             63.0
25.4
Dec 2008 919.6
649.3          308.3           176.1           143.7
21.2
Financial year to date
2,873.4 1,784.5
1,067.1          575.7           250.5           (108.8)
Exceptional items
March 2009
8.7
8.7               1.2             7.6              0.1               (0.2)
Dec 2008 3.6
4.9                 -                 -                 -                 4.9
Financial year to date 127.7
128.8              2.9             7.6               0.3            118.0
Net profit
March 2009
1,667.5
988.0           535.4          364.3            63.1
25.2
Dec 2008 923.2
654.2           308.3          176.1          143.7
26.1
Financial year to date 3,001.1 1,913.3
1,070.0          583.3           250.8
9.2
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
March 2009
1,658.9
977.4           532.0          357.3            63.0
25.1
Dec 2008 971.8
636.1           308.3          176.1           143.7
8.0
Financial year to date
3,016.9 1,815.5
1,065.6          576.3           250.6            (77.0)
Capital expenditure
March 2009
1,689.2
889.1           261.6          224.3          138.5             264.7
Dec 2008 2,336.6
906.8           253.7          250.7           146.7            255.7
Financial year to date 5,828.2
2,584.0           723.0          713.2           438.7            709.1
Planned for next six months to September 2009 4,130.0
2,300.0           670.0          560.0           330.0            740.0

GOLD FIELDS RESULTS Q3F2009 I 18
Operating and financial results
SOUTH AFRICAN RAND
International Operations
Total
Ghana
Peru                  Australia
#
Tarkwa
Damang
Cerro
Corona
St Ives
Agnew
Operating Results
March 2009
10,081          5,216               1,334
1,434          1,820               277
Ore milled/treated (000 tons)
Dec 2008
9,892          5,384               1,216
1,199          1,840               253
Financial year to date
29,183         16,107               3,687            3,074          5,477               838
Yield (grams per ton)
March 2009
1.3              0.9                   1.2
1.3              1.9               5.6
Dec 2008
1.3              0.8                   1.3
1.6              1.8               5.5
Financial year to date
1.3              0.9                   1.2
1.4              1.8               5.4
Gold produced (kilograms)
March 2009
13,226           4,733               1,634
1,911           3,407           1,541
Dec 2008
12,597           4,333               1,569
1,914           3,380           1,401
Financial year to date
37,211          13,926               4,572           4,212           9,934           4,567
Gold sold (kilograms)
March 2009
13,347            4,733               1,634
2,032           3,407           1,541
Dec 2008
12,720            4,333               1,569
2,037           3,380           1,401
Financial year to date
37,068           13,926               4,572          4,069           9,934           4,567
Gold price received (Rand per kilogram)
March 2009
288,447         286,140           285,006
288,140        292,838        289,877
Dec 2008
244,560         259,820           253,219
173,411        256,953        261,171
Financial year to date
252,722         253,677           253,434
230,720        258,164        256,864
Total cash cost (Rand per kilogram)
March 2009
158,687         160,701           205,263
128,691         171,911        113,433
Dec 2008
159,953         177,868           196,240
100,245         173,905        117,059
Financial year to date
157,521         157,590           199,563
114,451 1        73,938        117,889
Notional cash expenditure (Rand per kilogram)
March 2009
221,715         248,341           213,709
243,433         207,220        153,537
Dec 2008
281,210         340,342           237,731
379,154         214,467        174,233
Financial year to date
248,706         279,642           224,672
335,066         221,794        157,324
Operating costs (Rand per ton)
March 2009
212                156                234
180                325             576
Dec 2008
214                155                279
176                306             658
Financial year to date
206                145                251
170                313              615
Financial Results (Rand million)
Revenue
March 2009
3,849.9          1,354.3              465.7           585.5           997.7            446.7
Dec 2008
3,110.8          1,125.8              397.3           353.3           868.5            365.9
Financial year to date
9,367.9          3,532.7            1,158.7           938.8        2,564.6          1,173.1
Operating costs, net
March 2009
2,089.5             760.6              313.4
289.0            556.0            170.5
Dec 2008
2,078.8             774.6              314.7
221.9            600.8            166.8
Financial year to date
5,850.3           2,199.5              898.0          490.8         1,722.2            539.8
- Operating costs
March 2009
2,132.3             811.2              311.9
258.3            591.4            159.5
Dec 2008
2,112.6             833.2              339.0
210.7            563.1            166.6
Financial year to date
6,010.4          2,333.1              925.7           521.7         1,714.7            515.2
- Gold inventory change
March 2009
(42.8)             (50.6)
1.5             30.7            (35.4)              11.0
Dec 2008
(33.8)              (58.6)             (24.3)            11.2              37.7                0.2
Financial year to date
(160.1)            (133.6)             (27.7)          (30.9)
7.5               24.6
Operating profit
March 2009
1,760.4             593.7              152.3
296.5            441.7              276.2
Dec 2008
1,032.0             351.2               82.6
131.4            267.7              199.1
Financial year to date
3,517.6          1,333.2              260.7           448.0           842.4              633.3
Amortisation of mining assets
March 2009
582.7             166.8                48.5
124.0
243.4
Dec 2008
515.3             140.0                43.5            91.0
240.8
Financial year to date
1,499.7             427.3              117.4
246.2
708.8
Net operating profit
March 2009
1,177.7             426.9              103.8
172.5
474.5
Dec 2008
516.7              211.2               39.1            40.4
226.0
Financial year to date
2,017.9              905.9             143.3
201.8
766.9
Other (expenses)/income
March 2009
(137.3)             (15.3)              (31.7)
(76.9)
(13.4)
Dec 2008
(86.2)              (58.8)             (19.3)
(10.8)
2.7
Financial year to date
(275.8)            (110.6)             (64.7)
(100.3)
(0.2)
Profit before taxation
March 2009
1,040.4             411.6               72.1              95.6
461.1
Dec 2008
430.5             152.4               19.8              29.6
228.7
Financial year to date
1,742.1             795.3               78.6
101.5
766.7
Mining and income taxation
March 2009
360.9              130.1              28.6             37.0
165.2
Dec 2008
160.2               54.4               11.6               2.3
91.9
Financial year to date
653.2              269.3              43.4              40.7
299.8
- Normal taxation
March 2009
48.9                     -
7.2
41.7
-
Dec 2008
(58.3)              (58.3)
-
-
-
Financial year to date
48.8                     -
7.2
41.6
-
- Royalties
March 2009
97.6                40.6              14.0               6.8
36.2
Dec 2008
79.0                33.8              11.9               2.4
30.9
Financial year to date
243.2              106.0              34.8             (9.1)
93.3
- Deferred taxation
March 2009
214.6                89.5               7.4
(11.3)                 129.0
Dec 2008
139.5                78.9              (0.3)
(0.1)
61.0
Financial year to date
361.2              163.3                1.4
(10.0)
206.5
Profit before exceptional items
March 2009
679.5              281.5              43.5             58.6
295.9
Dec 2008
270.3               98.0                8.2
27.3 1                36.8
Financial year to date
1,088.9             526.0              35.2             60.8
466.9
Exceptional items
March 2009
-                    -                    -
-
-
Dec 2008
(1.3)                    -                    -
-                   (1.3)
Financial year to date
(1.1)                    -                    -
-                   (1.1)
Net profit
March 2009
679.5             281.5              43.5              58.6
295.9
Dec 2008
269.0               98.0               8.2
27.3 1                35.5
Financial year to date
1,087.8             526.0             35.2               60.8
465.8
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
March 2009
681.5              281.5              44.7             58.6
296.7
Dec 2008
335.7              140.7              19.9             27.3
147.8
Financial year to date
1,201.4              590.3             56.4              60.8
493.9
Capital expenditure
March 2009
800.1              364.2              37.3
206.9           114.6             77.1
Dec 2008
1,429.8              641.5              34.0
515.0           161.8            77.5
Financial year to date
3,244.2           1,561.2             101.5           889.6           488.6           203.3
Planned for next six months to September 2009
1,830.0 775.0 100.0
440.0 320.0 195.0
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

19 I GOLD FIELDS RESULTS Q3F2009
Operating and financial results
UNITED STATES DOLLARS
Total Mine
Operations
South African Operations
Total  Driefontein         Kloof       Beatrix
South
Deep
Operating Results
March 2009
13,278
3,197           1,537             689              629             342
Ore milled/treated (000 tons)
Dec 2008
13,350
3,458           1,608             768              798             284
Financial year to date 39,326
10,143           4,681           2,428          2,217              817
Yield (ounces per ton)
March 2009
0.071
0.162           0.140           0.252          0.127           0.141
Dec 2008
0.068
0.145           0.121           0.197          0.134           0.167
Financial year to date 0.069
0.149           0.132           0.199           0.130          0.150
Gold produced (000 ounces)
March 2009
942.5
517.2           215.2           173.8             80.0           48.2
Dec 2008
905.6
500.6           194.9           151.7           106.7            47.3
Financial year to date 2,706.3
1,509.9           616.8           482.1           288.2          122.8
Gold sold (000 ounces)
March 2009
946.4
517.2           215.2           173.8             80.0            48.2
Dec 2008 909.6
500.6           194.9           151.7           106.7            47.3
Financial year to date 2,701.7
1,509.9           616.8           482.1           288.2          122.8
Gold price received (dollars per ounce)
March 2009
906
907              911              902              906             909
Dec 2008
792
806              804              805              813             806
Financial year to date 861
863              863              864              854             883
Total cash cost (dollars per ounce)
March 2009
471
449              384              419              606             585
Dec 2008
487
472              437              496              459             567
Financial year to date 518
504              441              501              545             739
Notional cash expenditure (dollars per ounce)
March 2009
668
647              529              572              813
1,171
Dec 2008
774
679              591              687              620
1,147
Financial year to date 773
717              593              687              738
1,409
Operating costs (dollars per ton)
March 2009
35
77               57
112                 81              87
Dec 2008
35
72               56
102                64               99
Financial year to date 37
79               61
104 74 117
Financial Results ($ million)
Revenue
March 2009
868.5
474.3           198.8            159.2            71.4            44.9
Dec 2008 718.1
400.7           154.0            120.3            86.6            39.8
Financial year to date 2,326.1
1,303.4           532.3           416.4           246.2          108.5
Operating costs, net
March 2009
453.0
242.6             86.4             75.9             50.7           29.6
Dec 2008 450.0
239.0             86.4             76.0             49.7           26.9
Financial year to date 1,439.1
800.4            286.6          253.4           164.8            95.6
- Operating costs
March 2009
457.1
242.6             86.4             75.9            50.7            29.6
Dec 2008 452.6
239.0             86.4             76.0            49.7            26.9
Financial year to date 1,456.6
800.4            286.6          253.4           164.8            95.6
- Gold inventory change
March 2009
(4.1)
-                   -                 -                 -                 -
Dec 2008 (2.6)
-                   -                 -                 -                 -
Financial year to date (17.5)
-                   -                 -                 -                 -
Operating profit
March 2009
415.5
231.7           112.4             83.3            20.7            15.3
Dec 2008 268.1
161.7             67.6             44.3            36.9            12.9
Financial year to date
887.0
503.1           245.8            163.0           81.4             12.8
Amortisation of mining assets
#
March 2009
111.6
52.4             16.9             18.1             9.9               7.5
Dec 2008 100.1
47.6             14.2             15.8            11.2              6.4
Financial year to date 323.5
159.7             49.2            56.4             33.9             20.3
Net operating profit
March 2009
304.1
179.3             95.4            65.3             10.8              7.8
Dec 2008 168.0
114.1             53.4            28.5             25.7              6.5
Financial year to date 563.6
343.3            196.6          106.6             47.5            (7.4)
Other (expenses)/income
March 2009
(27.9)
(13.6)            (5.1)             (5.2)            (0.6)             (2.7)
Dec 2008 (18.4)
(9.4)            (5.2)             (4.4)            (0.5)              0.7
Financial year to date
(63.3)
(33.2)           (14.2)           (12.7)            (2.5)             (3.9)
Profit before taxation
March 2009
276.2
165.7             90.3             60.1            10.2               5.2
Dec 2008 149.6
104.7             48.2             24.1            25.2               7.2
Financial year to date 500.3
310.1           182.4             93.9            45.1            (11.3)
Mining and income taxation
March 2009
100.6
62.7             34.5             22.2             4.2               1.8
Dec 2008 49.4
33.1             16.5              4.7              9.5               2.4
Financial year to date 186.6
115.3             65.9            31.1            17.7                0.5
- Normal taxation
March 2009
55.3
49.9             30.0            19.9
-
-
Dec 2008 4.3
11.9             11.5              0.3
- -
Financial year to date
75.9
70.6             50.1            20.4              0.1
-
- Royalties
March 2009
9.9
-                   -                 -                 -                 -
Dec 2008
8.0
-                   -                 -                 -                 -
Financial year to date
26.5
-                   -                 -                 -                 -
- Deferred taxation
March 2009
35.4
12.7               4.6             2.3               4.1               1.8
Dec 2008 37.0
21.3               5.0             4.4              9.5                2.4
Financial year to date 84.2
44.7             15.9            10.6            17.7                0.5
Profit before exceptional items
March 2009
175.6
103.1             55.8            37.9              6.0               3.4
Dec 2008 100.2
71.6             31.7            19.4            15.7               4.8
Financial year to date
313.7
194.7           116.4             62.8            27.3            (11.9)
Exceptional items
March 2009

0.4
0.4              0.1               0.8
-
(0.6)
Dec 2008 (1.4)
(1.2)                 -                  -                 -
(1.2)
Financial year to date 13.9
14.1              0.3               0.8
- 12.9
Net profit
March 2009
176.0
103.4            55.9              38.7             6.0               2.8
Dec 2008 98.9
70.4            31.7              19.4            15.7              3.6
Financial year to date 327.7
208.8          116.7              63.7            27.4              1.0
Net profit excluding gains and losses on
March 2009
174.6
102.7            55.5              38.0             6.0               3.2
foreign exchange, financial instruments
Dec 2008 104.8
69.3            31.7              19.4            15.7              2.6
and exceptional items
Financial year to date
329.4
198.2           116.3             62.9            27.4            (8.4)
Capital expenditure
March 2009
164.8
89.1            26.4              22.2            13.7             26.8
Dec 2008 238.5
91.2             25.7             24.9            14.4             26.2
Financial year to date 636.3
282.1             78.9             77.9            47.9             77.4
Planned for next six months to September 2009 459.0
255.6             74.4             62.2            36.7             82.3
Average exchange rates were US$1 = R9.93 and US$1 = R9.82 for the March 2009 and December 2008 quarters respectively. The Australian dollar exchange rates were A$1 = R6.59 and A$1 = R6.70 for the March 2009 and December 2008 quarters respectively.

GOLD FIELDS RESULTS Q3F2009 I 20
Operating and financial results
UNITED STATES DOLLARS
International Operations
Australian Dollars
Total
Ghana
Peru
Australia
#
Australia
#
Tarkwa
Damang
Cerro
Corona
St Ives
Agnew St
Ives           Agnew
Operating Results
March 2009
10,081         5,216         1,334         1,434          1,820
277
1,820
277
Ore milled/treated (000 tons)
Dec 2008
9,892         5,384         1,216         1,199          1,840
253
1,840
253

Financial year to date
29,183
16,107         3,687          3,074         5,477
838
5,477
838
Yield (ounces per ton)
March 2009
0.042         0.029         0.039          0.043         0.060            0.179
0.060           0.179
Dec 2008
0.041         0.026         0.041          0.051         0.059            0.178
0.059           0.178
Financial year to date
0.041         0.028         0.040          0.044         0.058            0.175
0.058           0.175
Gold produced(000 ounces)
March 2009
425.2
152.2           52.5           61.4          109.5             49.5
109.5             49.5
Dec 2008
405.0
139.3          50.4            61.5          108.7             45.0
108.7             45.0
Financial year to date
1,196.4        447.7         147.0          135.4          319.4           146.8
319.4            146.8
Gold sold (000 ounces)
March 2009
429.1
152.2           52.5            65.3          109.5            49.5
109.5             49.5
Dec 2008
409.0
139.3           50.4            65.5          108.7            45.0
108.7             45.0
Financial year to date
1,191.8         447.7         147.0          130.8          319.4          146.8
319.4           146.8
Gold price received
March 2009
903             896            893            903             917            908
1,382           1,368
(dollars per ounce)
Dec 2008
775             823            802            614             814            827
1,193            1,212
Financial year to date
858             861            861            783             877            872
1,190           1,184
Total cash cost
March 2009
497             503            643            422             538            355
811              535
(dollars per ounce)
Dec 2008
507             563            622            355             551            371
807              543
Financial year to date
535             535            678            389             591            400
801              543
Notional cash expenditure
March 2009
694             778            669            762             649            481
978              725
(dollars per ounce)
Dec 2008
891
1,078             753
1,201              679            552
996              809
Financial year to date
845
950             763
1,138              753            534
1,022              725
Operating costs
March 2009
21             16               24             18               33               58
49                87
(dollars per ton)
Dec 2008
22             16               28             18               31               67
46                98
Financial year to date
22             16               27             19               34               67
46                91
Financial Results ($ million)
Revenue
March 2009
394.3
137.6            47.6           62.3          101.5            45.3
150.2             67.3
Dec 2008
317.5
112.1            40.7           40.2            88.2            36.2
129.5             54.8
Financial year to date
1,022.7         385.7          126.5         102.5           280.0          128.1
379.9            173.8
Operating costs, net
March 2009
210.3           76.2           31.5            30.6            55.2           16.9
84.2              25.8
Dec 2008
211.0           78.1           31.7            25.6            59.8           15.9
89.9              25.1
Financial year to date
638.7
240.1            98.0           53.6           188.0           58.9
255.1              80.0
- Operating costs
March 2009
214.4          81.3            31.2           26.9             59.2           15.7
89.4              24.2
Dec 2008
213.6          84.4            34.4           23.2             55.6           16.1
84.3              25.0
Financial year to date
656.2         254.7          101.1           57.0           187.2
56.2
254.0
76.3
- Gold inventory change
March 2009
(4.1)
(5.1)              0.3             3.6            (4.1)             1.2
(5.1)               1.6
Dec 2008
(2.6)          (6.3)            (2.7)             2.4
4.2             (0.2)
5.5
0.1
Financial year to date
(17.5)
(14.6)           (3.0)           (3.4)             0.8                2.7
1.1
3.6
Operating profit
March 2009
184.0          61.4            16.1            31.7           46.4             28.4
66.0            41.5
Dec 2008
106.4
34.1              9.0           14.7            28.5             20.3
39.7             29.7
Financial year to date
384.0
145.5            28.5           48.9            92.0             69.1
124.8             93.8
Amortisation of mining assets
#
March 2009
59.2           17.0             4.9           12.9
24.4
36.8
Dec 2008
52.5
14.1              4.6            9.9
24.0
36.0
Financial year to date
163.7          46.6            12.8           26.9
77.4
105.0
Net operating profit
March 2009
124.8          44.4            11.2           18.8
50.4
70.7
Dec 2008
53.9
20.0             4.4             4.8
24.7
33.3
Financial year to date
220.3          98.9            15.6           22.0
83.7
113.6
Other (expenses)/income
March 2009
(14.4)          (1.3)           (3.3)           (8.3)
(1.5)
(1.9)
Dec 2008
(9.0)           (6.1)           (2.0)           (1.0)
0.1
0.4
Financial year to date
(30.1)         (12.1)           (7.1)         (10.9)
-
-
Profit before taxation
March 2009
110.4          43.1              7.9          10.4
49.0
68.8
Dec 2008
44.9
13.8              2.5            3.7
24.9
33.8
Financial year to date
190.2          86.8              8.6           11.1
83.7
113.6
Mining and income taxation
March 2009
37.9
13.5              3.0            4.0
17.4
24.7
Dec 2008
16.2            4.9              1.3            0.2
9.8
13.6
Financial year to date
71.3
29.4              4.7            4.4
32.7
44.4
- Normal taxation
March 2009
5.4               -              0.9             4.5
-
-
Dec 2008
(7.5)
(7.5)                 -                 -
-
-
Financial year to date
5.3               -              0.8             4.5
-
-
- Royalties
March 2009
9.9            4.2             1.3             0.7
3.7
5.5
Dec 2008
8.0            3.3             1.3             0.3
3.1
4.6
Financial year to date
26.5
11.6             3.8             1.0
10.2
13.8
- Deferred taxation
March 2009
22.6            9.4             0.8           (1.3)
13.7
19.2
Dec 2008
15.8            9.1             0.1
-
6.7
9.0
Financial year to date
39.4          17.8             0.2            (1.1)
22.5
30.6
Profit before exceptional items
March 2009
72.5
29.6             4.9             6.5
31.6
44.1
Dec 2008
28.7            8.9             1.2             3.5
15.1
20.2
Financial year to date
118.9
57.4             3.8             6.6
51.0
69.2
Exceptional items
March 2009
0.1                -               -                 -                  0.1
-
Dec 2008
(0.2)                -               -                 -                 (0.2)
(0.2)
Financial year to date
(0.1)                -               -                 -                 (0.1)                                    (0.2)
Net profit
March 2009
72.6
29.6             4.9             6.5
31.6
44.1
Dec 2008
28.5            8.9             1.2             3.5
14.9
20.0
Financial year to date
118.9
57.4             3.8             6.6
50.9
69.0
Net profit excluding gains and losses on March 2009
71.9          29.2             4.8              6.4
31.4
44.3
foreign exchange, financial instruments
Dec 2008
35.4
13.5             2.4              3.5
16.1
21.8
and exceptional items
Financial year to date
131.2
64.4             6.2              6.6
53.9
73.2
Capital expenditure
March 2009
75.7           34.1            3.8            19.4             10.7
7.8
17.5         11.6
Dec 2008
147.3           64.6            3.4            56.1             15.2
8.1
24.4         11.5
Financial year to date
354.2
170.4           11.1            97.1             53.3           22.2
72.4         30.1
Planned for next six months to September 2009
203.4           86.1          11.1            48.9             35.6            21.7
49.2         30.0
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently.

21 I GOLD FIELDS RESULTS Q3F2009
Underground and surface
South African rand and metric units
Operating Results
Total Mine
Operations
South African Operations
International Operations
Total
Driefontein
Kloof Beatrix
South
Deep
#
Total
Ghana Peru
Australia
Tarkwa Damang
Cerro
Corona
St Ives
Agnew
Ore milled / treated (000 ton)
- underground
March 2009
2,889
2,357
868
543
629
317
532
-           -             -
322
210
Dec 2008
2,900
2,411
751
614
798
248
489
-           -             -
329
160
Financial year to date
8,487
7,045
2,343
1,760
2,217
725
1,442
-           -             -
896
546
- surface
March 2009
10,389
840
669
146
-
25
9,549
5,216    1,334       1,434
1,498
67
Dec 2008
10,450
1,047
857
154
-
36
9,403
5,384    1,216       1,199
1,511
93
Financial year to date
30,839
3,098
2,338
668
-
92
27,741
16,107    3,687      3,074
4,581
292
- total
March 2009
13,278
3,197
1,537
689
629
342
10,081
5,216    1,334      1,434
1,820
277
Dec 2008
13,350
3,458
1,608
768
798
284
9,892
5,384    1,216      1,199
1,840
253
Financial year to date
39,326
10,143
4,681
2,428
2,217
817
29,183
16,107    3,687      3,074
5,477
838
Yield (grams per ton)
- underground
March 2009
6.4
6.6
7.1
9.8
4.0
5.7
5.5
-            -            -
4.5
7.1
Dec 2008
6.2
6.2
7.4
7.5
4.2
6.8
6.1
-            -            -
5.2
8.0
Financial year to date
6.3
6.4
7.5
8.3
4.0
5.9
5.8
-            -            -
4.7
7.7
- surface
March 2009
1.1
0.8
0.8
0.6
-
1.2
1.1
0.9        1.2         1.3
1.3
0.8
Dec 2008
1.0
0.6
0.6
0.6
-
2.4
1.0
0.8        1.3         1.6
1.1
1.2
Financial year to date
1.0
0.7
0.7
0.6
-
1.7
1.0
0.9        1.2         1.4
1.3
1.3
- combined
March 2009
2.2
5.0
4.4
7.8
4.0
4.4
1.3
0.9        1.2         1.3
1.9
5.6
Dec 2008
2.1
4.5
3.8
6.1
4.2
5.2
1.3
0.8        1.3         1.6
1.8
5.5
Financial year to date
2.1
4.6
4.1
6.2
4.0
4.7
1.3
0.9
1.2        1.4
1.8
5.4
Gold produced (kilograms)
- underground
March 2009
18,388
15,456
6,179
5,317
2,489
1,471
2,932
-            -             -
1,446
1,486
Dec 2008
17,899
14,915
5,591
4,620
3,320
1,384
2,984
-            -             -
1,699
1,285
Financial year to date
53,202
44,838
17,643
14,563
8,965
3,667
8,364
-            -             -
4,168
4,196
- surface
March 2009
10,926
632
514
89
-
29
10,294
4,733     1,634     1,911
1,961
55
Dec 2008
10,269
656
472
97
-
87
9,613
4,333     1,569     1,914
1,681
116
Financial year to date
30,972
2,125
1,541
431
-
153
28,847
13,926     4,572     4,212
5,766
371
- total
March 2009
29,314
16,088
6,693
5,406
2,489
1,500
13,226
4,733     1,634     1,911
3,407
1,541
Dec 2008
28,168
15,571
6,063
4,717
3,320
1,471
12,597
4,333     1,569     1,914
3,380
1,401
Financial year to date
84,174
46,963
19,184
14,994
8,965
3,820
37,211
13,926     4,572     4,212
9,934
4,567
Operating costs (Rand per ton)
- underground
March 2009
950
1,000
928
1,380
807
929
728
-            -            -
773
660
Dec 2008
953
973
1,081
1,233
630
1,109
853
-            -            -
833
893
Financial year to date
969
1,003
1,038
1,281
681
1,201
804
-            -            -
810
794
- surface
March 2009
175
92
93
92
-
56
183
156        234        180
229
310
Dec 2008
170
79
76
103
-
53
180
155        279        176
191
253
Financial year to date
166
85
82
99
-
54
175
145        251        170
216
280
- total
March 2009
344
761
565 1,107
807
865
212
156        234        180
325
576
Dec 2008
340
703
545
1,006
630
975
214
155        279        176
306
658
Financial year to date
339
723
561
956
681
1,072
206
145        251        170
313
615
# March quarter includes 62,000 tons (December quarter 43,000 tons) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.
Capital Expenditure
Total Mine
Operations
South African Operations
International Operations
Total
Driefontein
Kloof Beatrix
South
Deep
Total
Ghana Peru
Australia
Tarkwa Damang
Cerro
Corona
St Ives
Agnew
Figures are R’m
Sustaining
March 2009
1,333.3
599.8
237.0
224.3
138.5
-
733.5
364.2       30.0
206.9
83.1
49.3
capital
Dec 2008
1,299.5
630.9
233.5
250.7
146.7
-
668.6
316.1       28.0
144.0
124.5
56.0
Financial year to date
3,729.5          1,829.9
678.0
713.2
438.7
-
1,899.6
957.9       83.1
350.9
376.3
131.4
Project capital
March 2009
264.7
264.7
-
-
-
264.7
-
-
-
-
-
-
Dec 2008
952.1
255.7
-
-
-
255.7
696.4
325.4           -
371.0
-
-
Financial year to date
1,851.1
709.1
-
-
-
709.1
1,142.0
603.3           -
538.7
-
-
Uranium capital
March 2009
24.6
24.6
24.6
-
-
-
-
-
-
-
-
-
Dec 2008
20.2
20.2
20.2
-
-
-
-
-
-
-
-
-
Financial year to date
45.0
45.0
45.0
-
-
-
-
-
-
-
-
-
Brownfields                March
2009
66.6
-
-
-
-
-
66.6
-        7.3             -
31.5
27.8
exploration
Dec 2008
64.8
-
-
-
-
-
64.8
-        6.0             -
37.3
21.5
Financial year to date
202.6
-
-
-
-
-
202.6
-      18.4
-
112.3
71.9
Total capital March
2009
1,689.2
889.1
261.6
224.3
138.5
264.7
800.1
364.2      37.3
206.9
114.6
77.1
expenditure
Dec 2008
2,336.6
906.8
253.7
250.7
146.7
255.7
1,429.8
641.5      34.0
515.0
161.8
77.5
Financial year to date
5,828.2
2,584.0
723.0
713.2
438.7
709.1
3,244.2
1,561.2   101.5       889.6
488.6
203.3

GOLD FIELDS RESULTS Q3F2009 I 22
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.
Driefontein
March 2009 quarter
December 2008 quarter
Year to date F2009
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main            VCR
Carbon
Leader
Main               VCR
Advanced (m)
3,414
1,041
1,535
1,440              838           1,191
6,305
2,888              4,094
Advanced on reef
(m)
640
311
136
262               301             144
1,221
1,140
362
Sampled (m)
480
315
102
156               213             105            975             987
243
Channel width
(cm)
61
71
29
40                 46               67             48               52
43
Average value
-
(g/t)
19.1
6.1
6.0
33.0              11.3             11.7          25.7              9.1
12.6
-
(cm.g/t)
1,159
429
176
1
1,317               520              782
1,233              472
547
Kloof
March 2009 quarter
December 2008 quarter
Year to date F2009
Reef
Kloof
Main
VCR           Kloof            Main            VCR          Kloof           Main            VCR
Advanced (m)
21
693
3,773
153               631           5,070             355          2,364           14,376
Advanced on reef
(m)
9
127
574
48               304              717             170             679
1,965
Sampled (m)
9
147
528
63               297             619              177             669
1,783
Channel width
(cm)
91
127
129
175              140              115             184              113              126
Average value
-
(g/t)
1.5
7.3
15.0
4.0              4.7              22.7              3.7              6.3             17.6
-
(cm.g/t)
133
934
1,937
710              661
2,626              689              716
2,219
Beatrix
March 2009 quarter
December 2008 quarter
Year to date F2009
Reef
Beatrix
Kalkoenkrans                 Beatrix
Kalkoenkrans                 Beatrix
Kalkoenkrans
Advanced                      (m)
5,312
1,939
5,949                     2,105
18,290                     6,275
Advanced on reef
(m)
1,600
165
1,664                       144
4,647                        546
Sampled                         (m)
1,752
168
1,278                        123
4,545                        480
Channel width
(cm)
100
128
95                         201                      100                        130
Average value
-
(g/t)
7.0
16.7
9.0                       18.3                       7.2                       18.8
-
(cm.g/t)
693
2,139
857                      3,670                      727                      2,439
South Deep
March 2009 quarter
December 2008 quarter
Year to date F2009
Reef
Elsburg
2,3
Elsburg                                              Elsburg
Advanced                      (m)
1,592
2,180                                                       5,061
Advanced on reef
(m)
855
1,399                                                       3,357
Average value
-
(g/t)
6.4
5.8                                                         5.4
1)
Less development at the higher grade 1, 4 and 5 shafts as a result of the secondary support initiative, with some prospecting in a lower grade VCR zone at 2 shaft.
2)
Trackless development in the Elsburg reefs is evaluated by means of the block model.
3)
Full channel width not fully exposed in development, hence not reported.

23 I GOLD FIELDS RESULTS Q3F2009
Administration and corporate information
Corporate Secretary
Cain Farrel
Tel:   (+27)(11) 562 9742
Fax: (+27)(11) 562 9829
e-mail: cain.farrel@goldfields.co.za
Investor Enquiries
Willie Jacobsz
Tel:      (+508) 358 0188
Mobile: (+857) 241 7127
e-mail: wjacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel:      (+27)(11) 562 9706
Mobile: (+27)(0) 83 309 6720
e-mail: nikki.catrakilis-wagner@goldfields.co.za
Media Enquiries
Marritt Claassens
Tel:      (+27)(11) 562 9774
Mobile: (+27)(0) 82 307 3297
e-mail: marrittc@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370 5000
Fax: (+27)(11) 370 5271
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England

Tel: 08716640300 [from UK calls]
(+44)(20) 8639 3399 [from outside UK]
Fax: (+44)(20) 8658 3430

Website
http://www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A
of the US Securities Act of 1933 and Section 21E of
the US Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important
factors that could cause the actual results,
performance or achievements of the company to be
materially different from the future results, performance
or achievements expressed or implied by such forward
looking statements. Such risks, uncertainties and other
important factors include among others: economic,
business and political conditions in South Africa,
Ghana, Australia, Peru and elsewhere; the ability to
achieve anticipated efficiencies and other cost savings
in connection with past and future acquisitions,
exploration and development activities; decreases in
the market price of gold or copper; hazards associated
with underground and surface gold mining; labour
disruptions; availability terms and deployment of capital
or credit; changes in government regulations,
particularly environmental regulations; and new
legislation affecting mining and mineral rights; changes
in exchange rates; currency devaluations; inflation and
other macro-economic factors, industrial action,
temporary stoppages of mines for safety reasons; and
the impact of the AIDS crisis in South Africa. These
forward looking statements speak only as of the date of
this document.
The company undertakes no obligation to update
publicly or release any revisions to these forward
looking statements to reflect events or circumstances
after the date of this document or to reflect the
occurrence of unanticipated events.
Registered Offices
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel:   (+27)(11) 562 9700
Fax: (+27)(11) 562 9829
Secretaries Offices
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel:   (+44)(20) 7499 3916
Fax: (+44)(20) 7491 1989
American Depository Receipts
Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: (1)(888) 269 2377
Tel:        (+1) 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Directors
A J Wright (Chairman) °
N J Holland *
●
(Chief Executive Officer)
K Ansah
#
°
CA Carolus °
R Dañino**°
J G Hopwood °
G Marcus
●
R P Menell °
D N Murray °
D M J Ncube °
R L Pennant-Rea *°
C I von Christierson °
G M Wilson °
* British
#
Ghanaian
●
Non-independent Director ° Independent Director
** Peruvian

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 May 2009

GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs